Exhibit 99.2

Execution Version

Certain confidential information contained in this document has been omitted because VNET Group, Inc. has determined it is not material and would be competitively harmful if publicly disclosed. [**] indicates that information has been omitted.

INVESTMENT AGREEMENT

This Investment Agreement (this “Agreement”) is made as of November 16, 2023, by and between:

(1)            VNET Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

(2)            Success Flow International Investment Limited, a BVI Business Company incorporated under the Laws of the British Virgin Islands (the “Investor A”); and

(3)            Choice Faith Group Holdings Limited, a BVI Business Company incorporated under the Laws of the British Virgin Islands (the “Investor B”, collectively with Investor A, the “Investors” and each, the “Investor”).

The Investors on the one hand, and the Company on the other hand, are sometimes herein referred to each as a “Party,” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Company has its Class A Ordinary Shares and ADSs registered with the SEC under Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, the Company desires to issue and deliver to the Investors and the Investors wish to invest in the Company by acquiring the Purchased Shares from the Company in a transaction exempt from registration pursuant to Regulation S (“Regulation S”) of the Securities Act;

WHEREAS, each of the Investors is controlled by Shandong Hi-Speed Holdings Group Limited (“SDHG”), a company incorporated under the laws of Bermuda with limited liabilities. The shares of SDHG are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 00412);

WHEREAS, the Company and the Investors intend to enter into the Investor Rights Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants, representations, warranties and agreements contained in this Agreement and other Transaction Documents to which the Company is a party, the Parties hereto agree as follows:

Article I
PURCHASE AND SALE

Section 1.1         Issuance, Sale and Purchase of Ordinary Shares. Upon the terms and subject to the conditions of this Agreement, each of the Investors hereby agrees to purchase, and the Company hereby agrees to issue and sell to each Investor, at the Closing (as defined below) such number of Class A Ordinary Shares as set forth opposite such Investor’s name on Schedule 1 hereto (the “Purchased Shares”) at a price of US$0.4597 per Class A Ordinary Share and for an aggregate purchase price (the “Purchase Price”) also set forth opposite such Investor’s name on Schedule 1 hereto, free and clear of all liens or encumbrances (except for restrictions arising under the applicable Laws or created by virtue of the Transaction Documents). The purchase, issuance, sale and delivery of the Purchased Shares shall be made pursuant to, and in reliance upon, Regulation S.

Section 1.2         Closing.

(a)            Closing. The closing of the sale and purchase of the Purchased Shares pursuant to Section 1.1 (the “Closing”) shall take place remotely via the electronic exchange of the closing documents and signatures (followed by prompt delivery of the originals therefor) on a date no later than ten (10) Business Days after the satisfaction or waiver of all of the conditions precedent set forth in Section 1.3 of this Agreement (other than those conditions which by their terms shall be satisfied simultaneously with the Closing but subject to the satisfaction or waiver of such conditions at the Closing), or such other time as the Parties may mutually agree upon. The date and time of the Closing are referred to herein as the “Closing Date.”

(b)           Payment and Delivery. At the Closing, (1) each of the Investors shall pay and deliver their respective Purchase Price to the Company in U.S. dollars by wire transfer, or by such other method mutually agreeable to the Company and the Investors, of immediately available funds to the Company Bank Account against the delivery of their respective Purchased Shares, and (2) the Company shall deliver to each Investor a number of Purchased Shares, registered in the name of such Investor and free and clear of all liens or encumbrances, equal to the number of Purchased Shares indicated next to such Investor’s name on Schedule 1 hereto, which shall be evidenced by the delivery of one or more duly executed share certificates in original form, registered in the name of the respective Investor, together with a certified true copy of the extract of the register of the members of the Company, evidencing the Purchased Shares have been issued and registered under the name of each Investor as of the Closing Date.

(c)            Restrictive Legend. Each certificate representing Purchased Shares shall be endorsed with the following legend, until such time as they are not required as set forth in the Investor Rights Agreement or under applicable law:

THE OFFER AND SALE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE. ACCORDINGLY, THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (2) AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS UNDER THE ACT AND OTHER APPLICABLE SECURITIES LAWS, SUBJECT TO THE RIGHT OF THE COMPANY TO REQUEST AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT (PROVIDED THAT THE TRANSFEROR PROVIDES THE COMPANY WITH REASONABLE ASSURANCES THAT THE SECURITIES MAY BE SOLD PURSUANT TO SUCH RULE, INCLUDING WITHOUT LIMITATION, A LEGAL OPINION ISSUED BY A REPUTABLE INTERNATIONAL LAW FIRM REGARDING THE COMPLIANCE OF RULE 144 REQUIREMENTS IF SO REQUIRED BY THE TRANSFER AGENT OF THE COMPANY). ADDITIONALLY, THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON, AS EACH OF THOSE TERMS IS DEFINED IN REGULATION S UNDER THE ACT, DURING THE 40 DAYS FOLLOWING THE ORIGINAL ISSUE DATE. ANY ATTEMPT TO SELL, PLEDGE, HYPOTHECATE OR OTHERWISE TRANSFER THIS SECURITY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTMENT AGREEMENT, DATED AS OF NOVEMBER 16, 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.

Section 1.3         Closing Conditions.

(a)            Conditions to Each Party to Effect the Closing. The respective obligations of the Company and the Investors to effect the Closing shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may only be waived in writing by both the Company and the Investors:

(i)            SDHG’s Shareholder Approval: this Agreement and the transactions contemplated by this Agreement shall have been approved by way of ordinary resolution by the shareholders of SDHG at the relevant general meeting of SDHG convened in accordance with the applicable Laws, the Listing Rules of HKEx and SDHG’s bye-laws;

(ii)           PRC Anti-Monopoly Clearance: the filing to the Anti-Monopoly Bureau of the SAMR shall have been made by the Investors and accepted by the SAMR for examination and if applicable, the SAMR shall have issued a decision under the PRC Anti-Monopoly Laws granting an unconditional clearance of the sale and purchase of the Purchased Shares contemplated under this Agreement (the “PRC Anti-Monopoly Clearance”);

(iii)          Waiver of Vector Investors’ ROFO: the Vector Investors’ right of first offer and any other similar right to the extent applicable under the 2020 Investment Agreement and the 2022 Investment Agreement (the “Vector Investors’ ROFO”) and any other relevant waivers, approvals and consents to the extent applicable under the 2020 Investment Agreement and the 2022 Investment Agreement with respect to the Company’s issuance and sale of any of the Purchased Shares pursuant to this Agreement has been waived or obtained in writing or, in respect of the Vector Investors’ ROFO, by such other way in compliance with the 2020 Investment Agreement and the 2022 Investment Agreement (in that case, the Company shall notify the Investors in writing the Vector Investors’ ROFO has been waived by such other way pursuant to the 2020 Investment Agreement and the 2022 Investment Agreement), including where the Vector Investors’ ROFO has been deemed to have been waived by the Vector Investors pursuant to the 2020 Investment Agreement and the 2022 Investment Agreement, or where the exercise of the Vector Investors’ ROFO has not been accepted by the Company pursuant to the 2020 Investment Agreement and the 2022 Investment Agreement; and

(iv)         No Restraints: no temporary, preliminary or permanent Judgment shall have been enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority, nor shall any procedure or proceeding, including those brought by a Governmental Authority seeking any of the foregoing, be pending, or any applicable Law shall be in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting or impairing any Party’s ability in any material respect to consummate the transactions contemplated thereby (collectively, “Restraints”).

(b)            Conditions to the Investors’ Obligations to Effect the Closing. The obligation of each Investor to effect the Closing shall be further subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may only be waived in writing by such Investor in its sole discretion:

(i)            Representations and Warranties of the Company: (1) the representations and warranties of the Company contained in Section 2.1 (other than the Company Fundamental Warranties), without giving effect to any “Material Adverse Effect” or materiality qualification contained therein, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case it shall be so true and correct as of such earlier date), except for any inaccuracies or omissions that would not have a Material Adverse Effect; and (2) the Company Fundamental Warranties shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case it shall be so true and correct as of such earlier date);

(ii)          Performance: the Company shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with on or before the Closing Date;

(iii)          No Material Adverse Effect: from the date of this Agreement, no Material Adverse Effect shall have occurred;

(iv)         Company’s Closing Certificate: the Investors shall have received a certificate, signed on behalf of the Company by an executive officer thereof, certifying that the conditions set forth in Section 1.3(b)(i), Section 1.3(b)(ii), and Section 1.3(b)(iii) have been satisfied;

(v)          Legal Opinion: the Investors shall have received (1) a copy of a legal opinion dated as of the Closing Date in a form reasonably acceptable to the Investors from Maples and Calder (Hong Kong) LLP, the Cayman Islands legal adviser to the Company; (2) a copy of a legal opinion dated as of the Closing Date in a form reasonably acceptable to the Investors from the New York legal adviser to the Company; and (3) a copy of a legal opinion dated as of the Closing Date in a form reasonably acceptable to the Investors from Maples and Calder (Hong Kong) LLP, the British Virgin Islands legal adviser to the Company; and

(vi)          Investor Rights Agreement: the Investor Rights Agreement, duly executed by the Company, shall have been delivered to the Investors.

(c)            Conditions to the Company’s Obligations to Effect the Closing. The obligation of the Company to effect the Closing with respect to each Investor shall be further subject to the satisfaction, on or before the Closing Date, of each of the following conditions by such Investor, any of which may only be waived in writing by the Company in its sole discretion:

(i)            Representations and Warranties: (x) the representations and warranties of such Investor contained in Section 2.2 (other than the Investor Fundamental Warranties), without giving effect to any “Investor Material Adverse Effect” or materiality qualification contained therein, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case it shall be so true and correct as of such earlier date), except for any inaccuracies or omissions that would not have an Investor Material Adverse Effect; and (y) the Investor Fundamental Warranties shall be true and correct as of the Closing Date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case it shall be so true and correct as of such earlier date);

(ii)           Performance: such Investor shall have performed and complied in all material respects with all covenants contained in this Agreement that are required to be performed or complied with on or before the Closing Date;

(iii)          Closing Certificate: the Company shall have received a certificate, signed on behalf of such Investor by an executive officer thereof, certifying that the conditions set forth in Section 1.3(c)(i) and Section 1.3(c)(ii) have been satisfied; and

(iv)          Investor Rights Agreement: the Investor Rights Agreement, duly executed by the Investors, shall have been delivered to the Company.

Article II
REPRESENTATIONS AND WARRANTIES

Section 2.1         Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors as of the date hereof and as of the Closing Date (except to the extent made only as of a specified date, in which case such representation and warranty is made as of such date) as follows:

(a)            Due Formation.

(i)            The Company is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the Cayman Islands. The Company has all requisite power and authority to carry on its business as it is currently being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. A complete copy of the M&AA is provided in Section 2.1(a)(i) of the Disclosure Schedule.

(ii)           Each Group Company (other than the Company) is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization. Each Group Company (other than the Company) is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b)           Authority. The Company has full power and authority to enter into, execute and deliver this Agreement and the other Transaction Documents to which it is a party and each agreement, certificate, document and instrument to be executed and delivered by the Company pursuant to such Transaction Documents and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and any other Transaction Documents to which it is a party, agreements, certificates, documents and instruments to be executed and delivered by the Company pursuant to this Agreement, and the performance by the Company of its obligations hereunder, have been duly authorized by all requisite actions on its part.

(c)           Valid Agreement. This Agreement together with the other Transaction Documents to which the Company is a party have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof and thereof by the Investors, upon execution by the Company, shall constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its and their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies (the “Bankruptcy and Equity Exception”).

(d)            Capitalization.

(i)            As of the date of this Agreement, the authorized share capital of the Company is US$30,000 divided into 3,000,000,000 shares, with a par value of US$0.00001 each, comprised of:

(A)            2,698,935,000 Class A Ordinary Shares, of which 894,074,657 Class A Ordinary Shares (including Class A Ordinary Shares held in the form of ADSs) were issued and outstanding as of October 31, 2023 (the “Capitalization Date”);

(B)            300,000,000 Class B Ordinary Shares, of which 30,721,723 Class B Ordinary Shares were issued and outstanding as of the Capitalization Date;

(C)            60,000 Class C Ordinary Shares, which were re-designated from Class A Ordinary Shares and all of which were issued and outstanding as of the Capitalization Date;

(D)            555,000 Class D Ordinary Shares, none of which was issued and outstanding as of the Capitalization Date;

(E)            150,000 Series A Preferred Shares, which were re-designated from Class A Ordinary Shares and were all issued and converted into Class A Ordinary Shares (all of which were held in the form of ADSs) as of the Capitalization Date; and

(F)            300,000 Series A-1 Preferred Shares, which were re-designated from Class A Ordinary Shares and none of which was issued as of the Capitalization Date.

(ii)           Except (1) as described in this Section 2.1(d), (2) as Disclosed in Filed SEC Reports, (3) the rights and obligations provided by the 2020 Investment Agreement, (4) the 2026 Convertible Notes and the rights and obligations provided by the 2026 Indenture, (5) the 2027 Convertible Notes and the rights and obligation provided by 2022 Investment Agreement, and (6) share incentive awards that have been granted and may be granted from time to time under the Company Stock Plans, as of the date hereof, there were:

(A)           no outstanding Equity Securities of the Company;

(B)            no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any other Group Company, or that obligate the Company or any other Group Company to issue, any Equity Securities of the Company; and

(C)            no obligations of the Company or any other Group Company to grant, extend or enter into any subscription, warrant, right, debt, convertible or exchangeable security or other similar agreement or commitment relating to any Equity Securities of the Company (the items in foregoing clauses (A) through (C) being referred to collectively as “Company Securities”).

(iii)         As of the date hereof, approximately 23,992,350 Class A Ordinary Shares in the form of ADSs were reserved for issuance upon the exercise of share incentive awards pursuant to the Company Stock Plans.

(iv)         Except (1) as Disclosed in Filed SEC Reports and (2) pursuant to the Company Stock Plans, the 2020 Investment Agreement, the 2026 Indenture, the 2026 Convertible Notes, the 2022 Investment Agreement and the 2027 Convertible Notes, there are no outstanding agreements of any kind which obligate the Company or any other Group Company to repurchase, redeem or otherwise acquire any Company Securities, or obligate the Company or any other Group Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.

(v)          Except (1) as Disclosed in Filed SEC Reports and (2) pursuant to the 2020 Investment Agreement, the 2020 Registration Rights Agreement, the 2022 Investment Agreement and the 2022 Registration Rights Agreement, none of the Company or any other Group Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.

(vi)         All of the issued and outstanding Equity Securities of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable Securities Laws and none of such issued and outstanding shares of the Company was issued in violation of any preemptive rights or similar rights to subscribed for or purchased securities.

(e)            Due Issuance of the Purchased Shares.

(i)            The Purchased Shares will be, when issued to and paid for by the Investors pursuant to this Agreement, duly authorized and validly issued, fully paid and non-assessable and free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, right of first refusal, right of pre-emption, third party right or interest, claim or restriction of any kind or nature, except for restrictions arising under the Securities Act or created by virtue of the Transaction Documents or applicable Laws, and issued in compliance with all applicable Securities Laws, and none of the Purchased Shares will be issued in violation of any preemptive rights or similar rights to subscribed for or purchased securities and upon delivery will transfer to the Investors good and valid title to the Purchased Shares. For the avoidance of doubt, there is no waiver required with respect to the issuance of the Purchased Shares to the Investors pursuant to this Agreement other than those set out in Section 1.3(a)(iii).

(ii)           The ADSs are registered pursuant to Section 12(b) of the Exchange Act and listed on the NASDAQ. The Company is, and has at all times been, in compliance in all material respects with the applicable listing requirements and corporate governance rules and regulations of the NASDAQ, and has not received any notice asserting any material non-compliance with the listing requirements of the NASDAQ. The Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Class A Ordinary Shares under the Exchange Act or the registration or listing of the ADSs (and Class A Ordinary Shares, not for trading but in connection with the listing of the ADSs) on the NASDAQ, and has not received any notification that the SEC or the NASDAQ is contemplating terminating such registration or listing.

(f)            Non-contravention. Neither the execution and the delivery of this Agreement or any other Transaction Documents to which the Company is a party, nor the consummation by the Company of the transactions contemplated by this Agreement or any other Transaction Documents to which the Company is a party, will (i) violate any provision of the organizational documents of the Company (including the M&AA) or any other Group Company; (ii)  violate any Law (including but not limited to the rules and regulations of the NASDAQ) or Judgment applicable to the Company or any other Group Company; or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify or cancel, any agreement, contract, lease, license, instrument or other arrangement to which the Company or any Group Company is a party or by which the Company or any Group Company is bound or to which any of the Company’s or any Group Company’s assets are subject (each, a “Contract”), except, in the case of clauses (ii) and (iii) above, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group, taken as a whole, and would not be reasonably expected to materially impair or delay the ability of the Company to consummate the transactions contemplated by this Agreement or any other Transaction Documents to which the Company is a party.

(g)            Consents and Approvals. Except as Disclosed in Filed SEC Reports, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notice to any Governmental Authority is necessary for the execution and delivery of this Agreement or any other Transaction Documents (to which the Company is a party) by the Company, the performance by the Company of its obligations hereunder or thereunder, and the consummation by the Company of the transactions contemplated by this Agreement or any other Transaction Documents to which the Company is a party, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that have been or will have been obtained, made or given on or prior to the Closing Date (for the avoidance of doubt, the Company will remain subject to the obligations to make the CSRC Filing (as defined below) in accordance with Section 3.4 after the Closing Date) and other than those filings required to be made with the SEC and NASDAQ in compliance with applicable Securities Laws.

(h)            Company SEC Documents.

(i)            The Company has filed with, or furnished to, the SEC all required reports, schedules, forms, statements and other documents required to be filed by the Company with, or furnished by the Company to, the SEC pursuant to the Exchange Act (collectively, the “Company SEC Documents”). As of their respective SEC filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)           As of the date hereof, (1) the Company is not an “ineligible issuer” (as such terms are defined in Rule 405 under the Securities Act), (2) the Company is eligible to file a Registration Statement on Form F-3, (3) none of the other Group Companies is required to file any documents with the SEC, (4) expect for Section 2.1(h)(ii) of the Disclosure Schedule, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents, and (5) expect for Section 2.1(h)(ii) of the Disclosure Schedule, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(iii)          Each of the certifications and statements relating to the Company SEC Documents required by: (1) Rule 13a-14 or Rule 15d-14 under the Exchange Act, (2) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act), or (3) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents is accurate and complete, and complies as to form and content with all applicable Laws in all material respects. As used in this Section 2.1(h), the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff in accordance with the applicable requirements of the Securities Act or the Exchange Act (as the case may be).

(iv)         The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents (1) comply in all material respects with the published rules and regulations of the SEC with respect thereto, (2) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto, or (B) as permitted under the Exchange Act), (3) fairly present in all material respects the consolidated financial position of the Company and the other Group Companies and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments), and (4) were prepared in accordance with the books of account and other financial records of the Company and the other Group Companies (except as may be indicated in the notes thereto).

(v)           Neither the Company nor any other Group Company has any liabilities or obligations required to be disclosed in the Company SEC Documents which are not so disclosed in the Company SEC Documents, other than those (1) incurred in the ordinary course of the Company’s or Group Companies’ respective businesses, and (2) which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(vi)          Each of the Company and the other Group Companies is in compliance with all of its obligations under any outstanding guarantees or contingent payment obligations as disclosed in the financial statements referred to in the Company SEC Documents except those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(vii)        There are no outstanding guarantees or contingent payment obligations that are required to be disclosed by the Company in its Exchange Act filings and are not so disclosed or that otherwise would reasonably be expected to have a Material Adverse Effect.

(viii)        Neither the Company nor any other Group Company has any off-balance sheet transactions which, individually or in the aggregate, would, or is reasonably expected to have a Material Adverse Effect, and neither the Company nor any other Group Company has any relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company, or any other Group Company, such as structured finance entities and special purpose entities that could have a material adverse effect on the liquidity of the Company or any other Group Company or the availability thereof or the requirements of the Company or any other Group Company for capital resources. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise could reasonably be expected to have a Material Adverse Effect.

(ix)          The Company has established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that:

(A)           transactions are executed in accordance with management’s general or specific authorizations and in compliance with applicable Laws (including without limitation the Listing Rules);

(B)            transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability;

(C)            access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization;

(D)            the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences; and

(E)            each Group Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Company’s consolidated financial statements in accordance with GAAP.

(x)           The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

(xi)          Since July 1, 2020, neither the Company nor the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over and procedures relating to financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(i)            Absence of Certain Changes. Except as Disclosed in Filed SEC Reports, since December 31, 2022, there has not been any circumstances, event, change, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)            Legal Proceedings. Except as Disclosed in Filed SEC Reports, the potential shareholders class action (the “Potential Shareholders Class Action”) and other litigation as disclosed in Section 2.1(j) of the Disclosure Schedule, or as would not reasonably be expected to have a Material Adverse Effect, there is no, and there has not been any, (i) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, audit, charge, claim, complaint, inquiry, investigation, arbitration or action (an “Action”) against any Group Company, or (ii) outstanding Judgments imposed upon any Group Company, in each case, by or before any Governmental Authority.

(k)            Compliance with Laws; Permits.

(i)            Except as Disclosed in Filed SEC Reports, each Group Company is and has been in compliance in all material respects with all state or federal Laws, common law, statutes, ordinances, acts, codes, rules or regulations, notices, circulars, executive orders, governmental guidelines or interpretations having the force of law, and Permits of Governmental Authorities or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority or Judgments, in each case, that are applicable to such Group Company.

(ii)           Except as Disclosed in Filed SEC Reports, each Group Company holds all licenses, franchises, permits, certificates, registrations, approvals, consents and authorizations from Governmental Authorities (“Permits”) necessary for the lawful conduct of its businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group, taken as a whole.

(iii)          The Company is not, and upon the issuance of the Purchased Shares contemplated herein and the application of the net proceeds therefrom will not be, required to register as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended, and the regulations promulgated thereunder.

(iv)          Neither the Company nor any other Group Company maintains or, to the Company’s Knowledge, needs any national security clearance or authorization to access classified information or facilities to perform any current business or proposed business.

(l)            Contracts.

(i)            Each indenture, contract, lease, mortgage, deed of trust, note agreement, loan or other agreement or instrument of a character that is required to be described or summarized in the Company SEC Documents or to be filed as an exhibit to the Company SEC Documents (collectively, the “Material Contracts”) is so described, summarized or filed.

(ii)           Each of the Material Contracts (other than the VIE Documents) to which any Group Company is a party has been duly and validly authorized, executed and delivered by such Group Company and constitutes the legal, valid and binding agreement of such Group Company, enforceable by and against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(iii)          None of the Group Companies is in breach or default of or has knowledge (actual or constructive) of the invalidity of or grounds for rescission, avoidance or repudiation of any of the Material Contracts (other than the VIE Documents) filed, or incorporated by reference, as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023 or any Company SEC Document filed by the Company after April 26, 2023, nor has any Group Company received written notice of any intention to terminate any such Material Contract.

(iv)          Except as Disclosed in Filed SEC Reports, each of the VIE Documents has been duly and validly authorized, executed and delivered by the parties thereto and constitutes the legal, valid and binding agreement of the parties thereto, enforceable by and against the parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(v)           None of the parties to any VIE Document is in breach or default of or has knowledge (actual or constructive) of the invalidity of or grounds for rescission, avoidance or repudiation of such VIE Document, nor has any of the parties to any VIE Document received written notice of any intention to terminate such VIE Document.

(m)            Tax Matters.

(i)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(A)           the Company and each of the other Group Companies has prepared (or caused to be prepared) and filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate;

(B)            all Taxes owed by the Company and each of the other Group Companies that are due (whether or not shown on any Tax Return) have been paid;

(C)            all Taxes required to be withheld by the Company and each of the other Group Companies have been properly withheld and remitted to the appropriate Governmental Authority as required by applicable Law;

(D)            neither the Company nor any of the other Group Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency which waiver has not expired or been terminated, and no request for any such waiver of extension is currently pending;

(E)            no deficiencies for any Taxes have been proposed or asserted in writing by any Governmental Authority, and no dispute relating to any Tax Returns with any such Governmental Authority is outstanding or contemplated;

(F)            each Group Company is and has at all times been resident only in the jurisdiction in which it has been established or incorporated (as applicable) for Tax purposes, and no Group Company is treated as a resident for Tax purposes of, or has a taxable presence in, a jurisdiction other than the jurisdiction in which it was established or incorporated (as applicable);

(G)            no written claim has been received by the Company or any of the other Group Companies in a jurisdiction where the Company or any of the other Group Companies does not file Tax Returns that the Company or any of the other Group Companies is or may be subject to taxation by that jurisdiction;

(H)            there are no Liens for Taxes on any of the assets of the Company or any of the other Group Companies, other than for Taxes that are not yet due and payable;

(I)              no examination or audit of any Tax Return relating to any Taxes of the Company or any of the other Group Companies or with respect to any Taxes due from or with respect to the Company or any of the other Group Companies by any Tax authority is currently in progress or pending or threatened in writing (or to the Knowledge of the Company, otherwise); and

(J)             all Tax credits and Tax holidays claimed by any of the Group Companies are not subject to reduction, revocation, cancellation or any other adjustments except through change in applicable Laws published by the relevant Governmental Authority.

(n)            Employee Benefit Plans.

Except for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(i)            each Company Plan has been established, operated, maintained, funded and administered in accordance with its terms and in compliance with applicable Laws;

(ii)           all contributions, distributions, reimbursements, premiums, or other payments required to be made with respect to any Company Plan or benefit or compensation plan or arrangement sponsored or maintained by a Governmental Authority have been timely made, or if not yet due, properly accrued in accordance with local accounting principles;

(iii)          there are no pending, or to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) with respect to or against any Company Plan;

(iv)          no Company Plan or other benefit or compensation plan or arrangement sponsored or maintained by a Governmental Authority is a defined benefit plan, seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities; and

(v)          all Company Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Company Plan that is not required to be funded.

(o)            Labor Matters.

Except as Disclosed in Filed SEC Reports or for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(i)            neither the Company nor any of the other Group Companies is party to or bound by any collective bargaining agreement or other Contract with any labor organization, labor union, or works council, and there have been no labor organizing activities with respect to any employees of the Company or any of the other Group Companies;

(ii)           there are no active, nor, to the Knowledge of the Company, threatened, labor strikes, slowdowns, work stoppages, handbillings, pickets, walkouts, lockouts or other labor disputes or labor Actions with respect to the employees of the Group or against or affecting the Company or any of the other Group Companies;

(iii)          the Company and the other Group Companies are in compliance with all applicable Laws governing or concerning labor relations, employment and employment practices;

(iv)          to the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of the other Group Companies is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, non-solicitation agreement, restrictive covenant or other obligation: (1) owed to the Company or any of the other Group Companies, or (2) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any of the other Group Companies; and

(v)           no employee layoff, facility closure, shutdown (whether voluntary or by order), reduction in force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Company or any of the other Group Companies is currently contemplated, planned or announced, including as a result of any Law, order, directive, guidelines or recommendations by any Governmental Authority.

(p)            Environmental Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)            the Company and each of the other Group Companies is in compliance with all applicable Laws relating to public or worker health or safety, pollution or the protection of the environment or natural resources (“Environmental Laws”);

(ii)           the Company and the other Group Companies possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses;

(iii)          there is no Action under or pursuant to any Environmental Law or environmental Permit that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the other Group Companies;

(iv)          neither the Company nor any of the other Group Companies has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or the other Group Companies arising under Environmental Laws;

(v)           neither the Company nor any of the other Group Companies has managed, disposed of or arranged for disposal of, released, or exposed any Person to, any substance, or owned or operated any property or facility contaminated by any substance, so as to give rise to liabilities under Environmental Laws; and

(vi)          neither the Company nor any of the other Group Companies have assumed, undertaken, provided an indemnity with respect to, or become subject to, any liability of any other Person relating to Environmental Laws.

(q)           Real Property.

Except as, individually or in the aggregate, has not had and would not reasonably be expected have a Material Adverse Effect:

(i)            each Group Company has good and valid title to the real estate owned by such Group Company (the “Owned Real Property”) free and clear of all Liens, except for Permitted Liens;

(ii)           each Group Company has a good and valid leasehold interest in each Company Lease, free and clear of all Liens, except for Permitted Liens; and

(iii)          none of the Company or any of the other Group Companies has received written notice of any default under any Contract evidencing any Lien or other Contract affecting the Owned Real Property or any Company Lease, which default continues on the date hereof.

(r)            Sufficiency of Assets. The Group has good and valid title to all of the material assets owned by it or any rights or interests thereto, in each case as is necessary to operate the Group’s business as presently conducted, and there are no Liens affecting any of such assets which could have a Material Adverse Effect on the value of such assets, or limit, restrict or otherwise have a Material Adverse Effect on the ability of the Company or any of the other Group Companies to utilize or develop any such assets and, where any such assets are held under lease, each lease is a legal, valid, subsisting and enforceable lease other than where the failure of any such lease to be legal, valid, subsisting or enforceable could not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any other Group Company is in breach or default of or has knowledge (actual or constructive) of any grounds for rescission, avoidance or repudiation of any such lease, nor has the Company or any other Group Company received written notice of any intention to terminate any such lease, that had or would reasonably be expected to have a Material Adverse Effect.

(s)            Brokers and Other Advisors. Except as disclosed in Section 2.1(s) of the Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement or any other Transaction Documents to which the Company is a party based upon arrangements made by or on behalf of the Company or any of the other Group Companies.

(t)            No Registration.

(i)            Regulation S Safe Harbor. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act and is subject to the reporting requirements under the Exchange Act. Based in part on the representations and warranties set forth in Section 2.2(f), the offer, sale and issuance of the Purchased Shares will be made pursuant to Regulation S.

(ii)           Offshore Transaction. Neither the Company nor any of its Affiliates, nor, to the knowledge of the Company, any Person acting on their behalf, has made or will make any offer to sell or any solicitation of an offer to buy any of the Purchased Shares to any U.S. person.

(iii)          No Directed Selling Efforts. None of the Company, its Affiliates, and Persons acting on their behalf has engaged or will engage in any “directed selling efforts” with respect to the Purchased Shares. Each such Person has complied with the “offering restrictions” requirement of Regulation S.

(iv)          No Integration. None of the Company or any other Person acting on behalf of the Company has sold or issued any securities that would be integrated with the offering of the Purchased Shares contemplated by this Agreement for purposes of the Securities Act.

(u)             Indebtedness. Neither the Company nor any other Group Company:

(i)            has any outstanding Indebtedness that are of a nature that would be required to be disclosed on a balance sheet of the Group or the footnotes thereto prepared in conformity with GAAP but have not been so disclosed;

(ii)           is a party to any Contract the violation of which, or default under which, by the other party(ies) to such Contract could, reasonably be expected to result in a Material Adverse Effect;

(iii)          is in violation of any term of, or in default under, any Contract relating to any Indebtedness, except where such violations and defaults would not, individually or in the aggregate, result in a Material Adverse Effect; or

(iv)          is a party to any Contract relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or could, reasonably be expected to have a Material Adverse Effect.

(v)           Intellectual Property; Data Privacy.

(i)            The Company and each of the other Group Companies own and possess, all right, title, and interest in and to, free and clear of all Liens, except for Permitted Liens, or have a valid and enforceable license to use, all Intellectual Property used in, held for use, or necessary to carry on the business now operated by them in each country in which they operate. Neither the Company nor any of the other Group Companies has received any notice of, nor is there or has there been, any infringement, misappropriation or other violation of or conflict in any jurisdiction with rights of others with respect to any Intellectual Property, nor, to the Company’s Knowledge, are there any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interests of the Company or any of the other Group Companies therein, and which infringement, misappropriation, violation or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(ii)           Each Group Company uses commercially reasonable efforts to protect the confidentiality of Intellectual Property owned by each Group Company and the confidentiality, integrity and security of the Company IT Systems in all material respects. Each Group Company complies with, and has at all times complied with, all Data Security Requirements in all material respects. In the past three (3) years, no Group Company has experienced any material breach of security implicating personal data, and no Group Company has received any notices from any Person or been the subject of any material claim or material Action (including any fines or other sanctions) with respect to any of the foregoing or any material non-compliance with any Data Security Requirements.

(w)          Money Laundering; Sanctions; Anti-Corruption.

(i)           The operations of the Company and the other Group Companies are, and have at all times been conducted, in compliance with applicable anti-money laundering statutes of all jurisdictions, including, without limitation, PRC and U.S. anti-money laundering Laws, the rule and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, “Anti-Money Laundering Laws”); and no Action by or before any Governmental Authority involving any Group Company with respect to Anti-Money Laundering Laws is pending or threatened.

(ii)           None of (1) the Group Companies, or (2) any officer, employee, director, agent, Affiliate or Person acting for or on behalf of the Company or any of the other Group Companies, (each of the foregoing in clause (1) and (2) a “Covered Person”) is owned or controlled by a Person that is targeted by or the subject of any sanctions from time to time administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”, including OFAC’s Specially Designated Nationals List), or by the U.S. Department of State or by His Majesty’s Treasury or any sanctions imposed by the European Union (including under Council Regulation (EC) No. 194/2008), the United Nations Security Council or any other relevant Governmental Authority and any activities sanctionable under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, as amended or the Iran Sanctions Act, as amended.

(iii)          No Covered Person is aware of or has taken any action, directly or indirectly, that would result in a violation of, or has violated, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act, as amended, or any other applicable anti-bribery or anti-corruption Laws, including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any foreign or domestic governmental official or employee from funds, nor has any Covered Person offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other Person acting in an official capacity for any Governmental Authority to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any Person under circumstances where such Covered Person knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(A)            influencing any act or decision of such Government Official in his official capacity;

(B)            inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(C)            securing any improper advantage; or

(D)            inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist any Group Company in obtaining or retaining business for or with, or directing business to any Group Company or in connection with receiving any approval of the transactions contemplated by this Agreement or any other Transaction Documents to which the Company is a party. No Covered Person has accepted anything of value for any of the purposes listed in clauses (A) through (D) of this paragraph.

(x)            Subsidiary Rights. The Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Laws) to receive dividends and distributions on, all Equity Securities of the other Group Companies as owned by the Company (whether directly or indirectly).

(y)           Insurance. The Company and each of the other Group Companies have in place all insurance policies necessary for the conduct of their businesses as currently operated and for compliance with all requirements of applicable Laws, such policies are in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policy, and the Company and each of the other Group Companies have complied with the terms and conditions of such policies, except where breach of this provision would not reasonably be expected to have a Material Adverse Effect.

(z)            Affiliate Transactions. None of the Company’s or any of the other Group Companies’ respective 5% or greater shareholders (other than, in the case of any Group Company, any other Group Company), Affiliates, directors or executive officers, or any Affiliates of such Persons (collectively, “Major Shareholder Parties”) is a party to any transaction or Contract with the Company or any of the other Group Companies (other than as holders of options, and/or other grants or awards under the Company Stock Plans, and for services as employees, officers and directors), or any other related party transactions required to be disclosed, that are not disclosed, in the Company SEC Documents. Other than as Disclosed in Filed SEC Reports, the Company has disclosed to the Investors true, correct, and complete copies of all agreements (including any amendments, supplements or waivers thereto) entered into between the Company or any other Group Company, on the one hand, and any Major Shareholder Parties, on the other hand, including in relation to their investment in the Company.

(aa)         Solvency. The Company and each other Group Company is not, as of the date hereof, and after giving effect to the transactions contemplated hereby and under any other Transaction Documents to which the Company is a party to occur at the Closing, will not be, Insolvent (as defined below). For purposes of this provision, “Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is currently proposed to be conducted.

Section 2.2        Representations and Warranties of the Investors. Each Investor, jointly and severally, hereby represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

(a)            Due Formation. Such Investor is duly formed, validly existing and in good standing in the jurisdiction of its organization. Such Investor has all requisite power and authority to carry on its business as it is currently being conducted.

(b)           Authority. Such Investor has full power and authority to enter into, execute and deliver this Agreement and other Transaction Documents to which it is a party and each agreement, certificate, document and instrument to be executed and delivered by such Investor pursuant to this Agreement and other Transaction Documents and to perform its obligations hereunder and thereunder. The execution and delivery by such Investor of this Agreement and any other Transaction Documents to which it is a party, agreements, certificates, documents and instruments to be executed and delivered by such Investor pursuant to this Agreement, and the performance by such Investor of its obligations hereunder and thereunder, have been duly authorized by all requisite actions on its part.

(c)           Valid Agreement. This Agreement together with the other Transaction Documents to which such Investor is a party have been duly executed and delivered by such Investor and assuming due authorization, execution and delivery hereof and thereof by the Company, upon execution by such Investor, shall constitute, the legal, valid and binding obligations of such Investor, enforceable against such Investor in accordance with its and their terms, subject to the Bankruptcy and Equity Exception.

(d)           Non-contravention. Neither the execution and the delivery of this Agreement or the other Transaction Documents, nor the consummation of the Transactions, will (i) violate any provision of the organizational documents of such Investor; (ii) violate any Law or Judgment applicable to such Investor; or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify or cancel, any agreement, contract, lease, license, instrument or other arrangement to which such Investor is a party or by which such Investor is bound or to which any of such Investor’s assets are subject, except, in the case of clauses (ii) and (iii) above, as would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect. There is no action, suit or proceeding pending (other than those contemplated under Section 1.3(a)) or, to such Investor’s best knowledge, threatened against such Investor that questions the validity of this Agreement or the right of such Investor to enter into this Agreement or to consummate the transactions contemplated hereby.

(e)            Consents and Approvals. Neither the execution and delivery by such Investor of this Agreement or any other Transaction Documents, nor the consummation by such Investor of any of the Transactions, nor the performance by such Investor of this Agreement or any other Transaction Documents in accordance with their respective terms requires the consent, approval, order or authorization of, registration with or the giving of notice to, any Governmental Authority or any third party, except such as have been or will have been obtained, made or given on or prior to the Closing Date.

(f)            Status and Investment Intent.

(i)            Experience. Such Investor has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in its respective Purchased Shares. Such Investor is capable of bearing the economic risks of such investment, including a complete loss of its investment. Such Investor has had access to, and an adequate opportunity to review financial and other information as it deems necessary to make its decision to purchase its respective Purchased Shares. Such Investor has been offered the opportunity to ask questions of the Company and received answers thereto, as it deemed necessary in connection with its decision to purchase its respective Purchased Shares.

(ii)           Purchase Entirely for Own Account. Such Investor is acquiring its respective Purchased Shares for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. Such Investor does not have any direct or indirect agreement, arrangement or understanding with any other persons to distribute, or regarding the distribution of, its respective Purchased Shares in violation of the Securities Act or any other applicable state securities law.

(iii)          Solicitation. Such Investor did not contact the Company as a result of any general solicitation or directed selling efforts in the U.S.

(iv)          Not U.S. Person. Such Investor is not a “U.S. person” as defined in Rule 902 of Regulation S.

(v)           Regulation S Safe Harbor. Such Investor has been advised and acknowledges that in issuing its respective Purchased Shares to such Investor pursuant hereto, the Company is relying upon the exemption from registration provided by Regulation S. Such Investor is acquiring its respective Purchased Shares in an “offshore transaction” (as defined in Rule 902 of Regulation S) and not as a result of any directed selling efforts (as defined in Rule 902 of Regulation S) made by any of the Company, any of its Affiliates or any Person acting on its behalf with respect to the Purchased Shares.

(vi)          Offshore Transaction. The transactions entered into by such Investor hereunder have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act. Neither such Investor nor any Person acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for the Purchased Shares.

(vii)         Restricted Securities. Such Investor acknowledges that the certificate(s) representing or evidencing the Purchased Shares contain a customary restrictive legend restricting the offer, sale or transfer of the shares except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

(g)           Financing(h)      . Such Investor currently has capital commitments sufficient to, and at the Closing will have available funds necessary to, consummate the purchase of its respective Purchased Shares and pay its portion of the Purchase Price on the terms and conditions contemplated by this Agreement. As of the date hereof, such Investor is not aware of any reason why the funds sufficient to fulfill its obligations under Section 1.1 and Section 1.2 (including paying such Investor’s portion of the Purchase Price) will not be available on the Closing Date.

(i)            Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of such Investor, except for Persons, if any, whose fees and expenses will be paid by such Investor.

Article III
COVENANTS

Section 3.1        Negative Covenants.

(a)            Except as required by applicable Laws or Judgment, as expressly required by this Agreement, during the period from the date of this Agreement until the Closing Date (or such earlier date on which this Agreement may be terminated pursuant to Section 4.1), (x) the Company shall, and shall cause the Group Companies to, use their best efforts to operate their businesses in the ordinary course, and maintain and preserve intact, in all material respects, their assets and business organization and their relationships with lenders, customers, vendors and employees and other material business relations, and, (y) unless the Investors otherwise consent in writing (such consent in the Investors’ sole discretion), the Company shall not, and shall procure the other Group Companies not to:

(i)            other than the authorization and issuance of the Purchased Shares to the Investors and the consummation of the Transactions, issue, sell or grant any Equity Securities, except (A) in accordance with the terms of the 2026 Convertible Notes, the terms of the 2027 Convertible Notes, the terms of the Company Stock Plans and related award agreements with respect to, and upon the exercise or settlement of, Company Stock Options, Company RSUs and Company PSUs, in each case in effect as of the date of this Agreement, and (B) in connection with and for the purpose of the refinancing of the 2026 Convertible Notes (provided, that any such refinancing shall not result in any additional dilution to the Investors with respect to the Purchased Shares as compared to the dilutive effect of the 2026 Convertible Notes in accordance with the terms thereof); provided, however, that in the event the Closing has not occurred by the Long Stop Date, this Section 3.1(a)(i) shall cease to apply from (and excluding) the Long Stop Date;

(ii)            redeem, purchase or otherwise acquire any of its issued and outstanding Equity Securities, except (A) the withholding of Class A Ordinary Shares to satisfy Tax obligations incurred in connection with the exercise or settlement of Company Stock Options, Company RSUs and Company PSUs, and (B) the acquisition by the Company of Company Stock Options, Company RSUs and Company PSUs in connection with the forfeiture of such awards, in each case in accordance with their terms;

(iii)          establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Equity Securities (whether in cash or in kind);

(iv)          combine, subdivide or reclassify any Equity Securities or effect any recapitalization, restructuring, reorganization or any other change in its share capital;

(v)           amend the organizational documents of any Group Company (including the M&AA) in a manner that would adversely affect the Investor either as a holder of Class A Ordinary Shares or with respect to the rights of the Investors under this Agreement or the Investor Rights Agreement;

(vi)          voluntarily delist from any trading market;

(vii)         commence any voluntary liquidation, bankruptcy, dissolution, recapitalization, reorganization or assignment to their creditors, or any similar transaction;

(viii)       amend the conversion ratio between the Ordinary Shares and the ADSs; or

(ix)          authorize any of, or agree or commit to do any of, the foregoing.

Section 3.2        Reasonable Best Efforts; Filings.

(a)        Subject to this Section 3.2, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, all things necessary under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable, including to (i) obtain the PRC Anti-Monopoly Clearance (as contemplated under Section 1.3(a)(ii)), (ii) in respect of the Company, satisfy the conditions in Section 1.3(b); and (iii) in respect of the Investors, satisfy the conditions in Section 1.3(c); provided that, in connection with the obtaining of the PRC Anti-Monopoly Clearance, no Party shall have any obligation to (A) consent to or comply with any condition imposed by, or enter into any settlement, undertaking, consent decree, stipulation or agreement with, any Governmental Authority, or (B) divest or otherwise hold separate (including by establishing a trust, changing the terms of any agreement or arrangement or otherwise), in each case with respect to any of its or its Affiliates’ assets, properties or businesses, regardless of whether such actions would be adverse to the interests of such Party or its Affiliates or would have an adverse effect on their respective assets, properties or businesses. The Investors shall bear the filing fees (if any) and other costs incurred by it in connection with obtaining the PRC Anti-Monopoly Clearance (but, for the avoidance of doubt, excluding any fees or costs incurred by the Company, including its legal fees (if any)). The Parties shall coordinate and cooperate with each other and provide such assistance as the other Parties may reasonably request and that is reasonably required in connection with the foregoing (subject always to this Section 3.2).(b)      Notwithstanding the foregoing or any other provision of this Agreement, the Company’s obligation in connection with the obtaining of the PRC Anti-Monopoly Clearance shall be limited to (A) providing information or documentation including those in relation to any Group Company and/or any Affiliate thereof to the Investors (i) for the purpose of obtaining the PRC Anti-Monopoly Clearance; or (ii) to the extent that such information or documentation is required by SAMR in the context of the PRC Anti-Monopoly Clearance; and (B) participating in good faith in such discussions or taking such other actions, in each case, as the Investors may reasonably request or require for the purpose of obtaining the PRC Anti-Monopoly Clearance, including for the purpose of finalizing the submission to be made to SAMR in connection therewith.

(c)        The Investors and the Company shall as soon as practicable and to the extent permitted by applicable Laws notify each other of any material communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and if requested and permitted by applicable Laws, provide to the other Party to review in advance any proposed material communication to any Governmental Authority. The Investors and the Company shall not (nor shall they permit any of their Affiliates to) participate in any material meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it informs and use commercially reasonable efforts to consult with such other Party in good faith in advance and, to the extent permitted by such Governmental Authority and if requested by such other Party in advance, gives such other Party the opportunity to attend and observe at such meeting. The Investors and the Company will, if reasonably requested by the other Party and to the extent permitted by applicable Laws, provide such other Party with copies of all material correspondence, filings or communications with any Governmental Authority, with respect to this Agreement and the transactions contemplated hereby.

Section 3.3        Public Disclosure.

(a)           The Investors and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transaction Documents or the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that the foregoing will not restrict any Investor and its Affiliates and the investors therein (including any listed entity that is an investor in such Affiliate) from disclosure (A) as part of such Person’s ordinary course reporting or review procedure or in connection with such Person’s ordinary course fundraising, marketing, information, transactional or reporting activities and subject to the disclosing Person’s customary confidentiality practices with respect to similar information (if any) or (B) as may be required under applicable Laws or listing rules (including Listing Rules of HKEx and the Listing Rules), including for the purposes of and in connection with PRC Anti-Monopoly Clearance or beneficial ownership reporting, or as may otherwise be contemplated or required for the purposes of consummating the Transactions.

(b)           The Investors and the Company agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in a form agreed between the parties.

Section 3.4        CSRC Post-Closing Filing.

(a)           The Company undertakes to file or cause to be filed with the CSRC the requisite information and documents within the timeframe prescribed by the CSRC after the Closing Date in accordance with the CSRC Measures and any implementation rules as issued by the CSRC from time to time (the “CSRC Filing”).

(b)           In connection with the CSRC Filing, the Company shall (i) consult with the Investors in respect of any matters relating to such CSRC Filing that could reasonably be expected to affect the Investors’ rights hereunder or under any other Transaction Documents to which the Company is a party, (ii) give the Investors an opportunity to comment on any notices, communications and/or documents to be provided by the Company to the CSRC or other applicable regulatory authorities, and (iii) promptly forward to the Investors copies of all notices, communications and documents received from or provided to the CSRC.

(c)           The Investors shall use best efforts to provide the Company with reasonable assistance it may require in connection with the CSRC Filing, including without limitation to provide such information relating to the activities of the Investors as may be necessary for the purposes of submitting such filings, and any other information in relation to the Investors as CSRC may request in order for the Company to satisfy the regulatory requirements in respect of the CSRC Filing.

Section 3.5         Investor Covenants.

(a)            Subject to Section 3.5(b) below, Investor A agrees and undertakes to the Company, for itself and on behalf of its assigns and successors, that effective immediately upon the Closing and ending upon the earlier of (x) February 29, 2024 or sixty (60) calendar days after the Closing, whichever is later and (y) termination in accordance with Section 3.5(c) (the “Interim Period”), it shall, with respect to all of the Purchased Shares that Investor A has acquired pursuant to this Agreement and continues to hold (for the purposes of this Agreement including Class A Ordinary Shares held in the form of ADSs) (the “Relevant Shares”):

(i)            upon the Company’s request in writing (which shall be delivered to Investor A by no later than ten (10) Business Days before the date of the relevant general or special meeting of shareholders) for the purpose of satisfying the quorum requirement of such shareholders meeting in accordance with the M&AA and applicable Laws, be present, in person or by proxy, at such meeting of shareholders; and

(ii)           when and to the extent that Investor A, in its capacity as holder of the Relevant Shares, is entitled to vote in accordance with the M&AA and applicable Laws, whether at shareholders meetings of the Company, by written resolutions of shareholders or in such other manner as may be permitted by the applicable Laws, abstain from voting, whether at such shareholders meetings, via written resolutions of the shareholders or via other manner as may be permitted by the applicable Laws.

For the avoidance of doubt, Investor B is entitled to exercise its voting rights attached to such Equity Securities of the Company held by it (including any Class A Ordinary Shares held in the form of ADSs) from time to time in its sole and absolute discretion whether at shareholders meetings of the Company, by written resolutions of shareholders or consent or in such other manner as may be permitted by the applicable Laws, as the case may be.

(b)           Notwithstanding anything to the contrary in this Agreement, the Parties hereby agree and acknowledge that Investor A shall be entitled to independently exercise the votes attached to the Relevant Shares at its sole and absolute discretion, whether at shareholders meetings of the Company, by written resolutions of shareholders or consent or in such other manner as may be permitted by the applicable Laws, if the applicable subject matter concerns any of the following matters:

(i)            an amendment of the Company’s constitutional documents including the M&AA that, if adopted, would restrict, inhibit, or terminate the rights, powers, preferences or privileges enjoyed by, or actions or entitlements of either Investor under this Agreement or the other Transaction Documents;

(ii)           any merger, division, restructuring, spin-off or dissolution of the Company or any of its Material Subsidiaries, or change of corporate form of the Company or any of its Material Subsidiaries;

(iii)          any initiation of proceedings for any bankruptcy, liquidation or dissolution of the Company or any of its Material Subsidiaries; and

(iv)          any repurchase, redemption or cancellation of any Equity Securities of the Company.

(c)            Section 3.5(a) shall terminate automatically and irrevocably upon the earliest of:

(i)            when the Company or the Founder agrees to such termination in writing (and the Company and/or the Founder shall concurrently notify the same to Investor A in writing), provided that the Company and/or the Founder shall consult with Investor A with respect to such termination in advance;

(ii)           when both the Company and Investor A agree to such termination in writing;

(iii)          any merger, recapitalization, amalgamation, spin-off, consolidation or other similar transaction resulting in a Change of Control;

(iv)          the occurrence of any facts or circumstances that, the Board and the Investors have unanimously determined that would reasonably be expected to result in a Material Adverse Effect;

(v)           the Investors beneficially own on a collective basis the Equity Securities of the Company that represent ten percent (10%) or less of the then total issued and outstanding shares of the Company (calculated on a fully diluted and as-converted basis);

(vi)          any material breach or default by any of the Founder Parties of any arrangement or agreement with any of the Investors or its Affiliates; and

(vii)         the third (3rd) anniversary of the Closing Date.

(d)           The Parties hereby acknowledge and agree that notwithstanding anything to the contrary herein, neither Investor shall be responsible for or liable to any Person in connection with the performance by Investor A of its obligations under Section 3.5(a) and accordingly in respect of any applicable shareholder decisions so made during the Interim Period, whether at shareholder meetings of the Company, by written resolutions of shareholders or consent or in such other manner as may be permitted by the applicable Laws, or any procedural matters in relation thereto. The Company shall not initiate (or cause to be initiated) any action, claim or proceedings against any Investor on any ground or cause of actions arising out of or in connection with, and the Company shall indemnify, defend and hold harmless each Investor Indemnified Party against any Losses arising out of, the performance by Investor A of such obligations, regardless of whether such performance has resulted or would or would reasonably be expected to result in any Losses to the Company, provided the foregoing shall not, for the avoidance of doubt, relieve Investor A of any of its obligations under Section 3.5(a).

(e)            Upon Closing and provided that the Investors have received the closing certificate from the Company pursuant to Section 1.3(c)(iii), and for so long as the Minimum Shareholding Requirement (as defined in the Investor Rights Agreement) is satisfied, the Investors shall not, during the Interim Period, in their capacity as shareholders of the Company, initiate or support any proposal (including by voting of the Relevant Shares) or action that would result in a Company Default. For the avoidance of doubt, the obligation of the Investors in this Section 3.5(e) shall not affect or prejudice any rights or interests of any Investor under any agreement between it and the Company (including any Transaction Document to which the Company is a party).

(f)            Each Investor covenants that if it sells Purchased Shares to a distributor (as defined in Regulation S), a dealer (as defined in section 2(a)(12) of the Securities Act), or a person receiving a selling concession, fee or other remuneration in respect of the Purchased Shares, during the forty (40) days following the original issue date, it will send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Section 3.6        Transfer Restrictions.(a)

(a)            Lock-up Restrictions:

(i)            Subject to Section 3.6(a)(ii) below, during a period commencing from the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the “Lock-Up Period”), Investor A shall not Transfer any or all of the Relevant Shares to any Person without the Company’s prior written consent.

(ii)           Notwithstanding the forgoing, in accordance with applicable Laws, Investor A may, during the Lock-Up Period, Transfer any or all of the Relevant Shares (A) to any Permitted Transferee (other than Investor B) but only if such Permitted Transferee agrees in writing to be bound by Section 3.5, Section 3.6, Section 3.7 and Section 3.8; (B) subject to Section 3.6(c) below, to any Person as collateral for or in connection with any security given in a Bona Fide Financing or in the enforcement thereof; and (C) in connection with the Investor Participation (as such term is defined in the Investor Rights Agreement and the Voting and Consortium Agreement); provided that under the forgoing mentioned (A), (x) Investor A shall provide the Company with a written notice in advance and (y) the relevant Permitted Transferee shall deliver to the Company in advance a duly signed joinder in a form substantially similar to that as attached to the Investor Rights Agreement acknowledging and agreeing to be bound by Section 3.5, Section 3.6, Section 3.7 and Section 3.8.

(iii)          For the avoidance of doubt, subject to applicable Laws and Section 3.6(b), Section 3.7 and Section 3.8, Section 3.6(a)(i) shall not apply to Investor B, and Investor B may Transfer any or all of its Purchased Shares or any other Equity Securities of the Company acquired (other than the Relevant Shares) at any time.

(b)           Without the Company’s prior written consent, each of Investor A (upon the expiration of the Lock-Up Period) and Investor B shall not Transfer any or all of the Purchased Shares or any other Equity Securities of the Company it holds to any Competitors; provided that this Section 3.6(b) shall not apply to (i) any Transfer in an on-market transaction, through a public securities exchange, through a broker-dealer or otherwise in a similar transaction (including a sale to the public market through an effective registration statement of the Company or a bona fide sale to the public market without registration effectuated in the broker’s transactions pursuant to Rule 144 under the Securities Act), or (ii) any Transfer where (A) such Investor has used commercially reasonable efforts to verify that neither such proposed transferee nor its ultimate beneficial owner(s) is a Competitor, and (B) the proposed transferee has provided sufficient representations and warranties that neither itself nor its ultimate beneficial owner(s) is a Competitor, with the Company as a third party beneficiary to those representations and warranties, and has agreed that it will comply with this Section 3.6(b) in the share transfer agreement or other similar or related agreement, a copy of which shall be provided to the Company (provided that the Company shall agree to be bound by such confidentiality provisions as may be required thereunder).

(c)            In the event that any or all of the Relevant Shares have been Transferred to any Person (the “Lenders”) as collateral (the “Secured Shares”) for or in connection with any security (the “Security”) given in a Bona Fide Financing and the Lenders seek to enforce such Security during the Lock-Up Period:

(i)            Investor A shall promptly give the Company and each of the Founder Parties written notice of the potential enforcement of such Security (the “Enforcement Notice”). Each Founder Party shall then have a right (but not an obligation) to make an offer to purchase, or designate any of his/its Affiliates or any other Person (only if such Person agrees in writing to be bound by Section 3.5 and Section 3.6) to offer to purchase, subject to the provisions of the relevant Financing Documents, any potion or all of the Secured Shares under the relevant Security (the “ROFO Shares”) at the ROFO Price (as defined below) by notifying Investor A in writing within ten (10) Business Days from receiving the Enforcement Notice, which notice shall indicate all proposed material terms for the offer, including the proposed purchase price (the “ROFO Price”) and number of ROFO Shares (such notice, the “ROFO Notice”). Investor A shall promptly share the ROFO Notice with the Lenders on behalf of the relevant offeror and use its best efforts to coordinate good faith negotiation and discussion between the relevant parties. Delivery of the ROFO Notice shall constitute a binding and irrevocable offer to purchase the ROFO Shares at the ROFO Price.

(ii)           If any of the Founder Parties has elected to exercise his/its right as set forth in Section 3.6(c)(i) above, Investor A shall use best efforts to cause the Lenders to agree to such proposed purchase as indicated in the ROFO Notice and in the event where such proposed purchase has been agreed to by such Lenders, such Founder Party shall, and shall procure his/its designed Person to, effect the purchase of the ROFO Shares with payment of ROFO Price by check or wire transfer, against delivery of the ROFO Shares at the time agreed among such Founder Party (and his/its designed Person), the relevant Lenders and the holder of the relevant Security, and otherwise in accordance with the relevant Financing Documents.

(iii)          If the Founder Parties have not elected to exercise their right as set forth in Section 3.6(c)(i) above, upon the enforcement of the relevant Security, the Company shall, and the Investors shall take all necessary actions in its capacity as a shareholder of the Company and procure the Investor Director (as defined in the Investor Rights Agreement) to take all necessary actions in his or her capacity as a director of the Company, subject to applicable Law, to support and approve the Company to, issue once certain Equity Securities of the Company to any of the Founder Parties or their Affiliates, or any other Person designated by the Founder Parties (only if such Person agrees in writing to be bound by Section 3.5 and Section 3.6) (the “Subsequent Issuance”) so as to ensure that the enforcement of the Security would not result in a Company Default; provided that, for so long as the Minimum Shareholding Requirement (as defined in the Investor Rights Agreement) is satisfied immediately after the enforcement of the relevant Security, (x) the Company shall discuss with the Investors in good faith in advance the proposed terms of such Subsequent Issuance and shall, where requested by the Investors, provide the Investors with drafts of all documents prepared for and in connection with the Subsequent Issuance to allow the Investors and/or its Affiliates to comment and the Company shall consider reasonable comments received from the Investors and/or its Affiliates before finalizing such drafts (for the avoidance of doubt, the ultimate discretion with respect to the Subsequent Issuance shall be retained by the Company acting reasonably); and (y) in the event any such Subsequent Issuance involves any issuance of ordinary shares of the Company without super-voting power, such issuance shall not result in any dilution of the economic rights of the Investors with respect to the shares of the Company held by such Investors immediately after the enforcement of the relevant Security.

(iv)         The Investors shall use best efforts to ensure the relevant Financing Documents permit the rights of the Founder Parties under Section 3.6(c)(i) and Section 3.6(c)(ii).

Section 3.7        Distribution Compliance Period. Subject to any transfer restrictions set forth in the Transaction Documents, each Investor further agree not to offer, sell, pledge, hypothecate or otherwise transfer any or all of their respective Purchased Shares within the U.S. or to any U.S. Person, as each of those terms is defined in Regulation S, during the forty (40) days following the Closing Date.

Section 3.8        Insider Trading. The Investors acknowledge that for so long as the Minimum Shareholding Requirement (as defined in the Investor Rights Agreement) is satisfied, they are subject to applicable Laws regarding insider trading and in furtherance thereof shall be subject and adhere to the Company’s duly adopted insider trading policies, as in effect and made available to the Investors from time to time.

Section 3.9        Non-competition. Until the earlier of (x) the Minimum Shareholding Requirement (as defined in the Investor Rights Agreement) ceasing to be satisfied and (y) the expiration or termination of the Interim Period (except pursuant to Section 3.5(c)(i), in which case the foregoing reference to Interim Period shall thereafter refer to the Voting Term as defined in the Voting and Consortium Agreement, without regard to this parenthetical), the Investors shall not, and shall direct their Affiliates not to, (i) operate as a principal any business in the PRC in direct competition with that carried out by the Group (taken as a whole), and shall not, as part of the operation of such competing business, develop or market any key products or services that compete with those of the Group, (ii) has any substantial financial interest in any Competitor; for the purposes of this item (ii), no ownership of less than 25% of the equity or economic interest in such Competitor without significant control shall be considered a substantial financial interest, (iii)  use any confidential information received by it as a result of its investment in the Company to solicit or induce any key customer of the Group (taken as a whole) to purchase goods or services from a business owned or operated by it in competition with and to the detriment of the Group, or (iv) employ any executive officer of the Group except for anyone who (x) has made an unsolicited approach to the Investors or any of its Affiliates; or (y) responded to a recruitment advertisement not specifically targeted at such person.

Section 3.10      No Integration. The Company shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Purchased Shares in a manner that would require the registration under the Securities Act of the sale of the Purchased Shares to Investors.

Section 3.11      Use of Proceeds. The Company shall use the proceeds from the issuance of the Purchased Shares for the purposes of repayment or redemption of the outstanding debts of the Company.

Article IV
TERMINATION

Section 4.1        Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by the mutual written consent of the Company and the Investors;

(b)           by either the Company or the Investors upon written notice to the other, if the Closing has not occurred on or prior to the Long Stop Date; provided that the right to terminate this Agreement under this Section 4.1(b) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal case of or primarily resulted in the events specified in this Section 4.1(b);

(c)            by either the Company or the Investors if any Restraint enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby at the Closing shall be in effect and shall have become final and non-appealable prior to the Closing Date; provided that the right to terminate this Agreement pursuant to this Section 4.1(c) will not be available to any party that has breached in any material respect any provision of this Agreement in any manner that was the primary cause of the Restraint;

(d)           by the Investors if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 1.3(b)(i), Section 1.3(b)(ii), and Section 1.3(b)(iii), and (ii) is incapable of being cured prior to the Long Stop Date, or if capable of being cured, shall not have been cured within 30 calendar days (but in no event later than the Long Stop Date) following receipt by the Company of written notice of such breach or failure to perform from the Investors stating the Investors’ intention to terminate this Agreement pursuant to this Section 4.1(d) and the basis for such termination; provided that the Investors shall not have the right to terminate this Agreement pursuant to this Section 4.1(d) if the Investors is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e)            by the Company if the Investors shall have breached any of their representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 1.3(c)(i) and Section 1.3(c)(ii); and (ii) is incapable of being cured prior to the Long Stop Date, or if capable of being cured, shall not have been cured within 30 calendar days (but in no event later than the Long Stop Date) following receipt by the Investors of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 4.1(e) and the basis for such termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 4.1(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(f)            by the Investors if the Potential Shareholders Class Action gives rise to or results in a Material Adverse Effect.

Section 4.2        Effect of Termination. In the event of the termination of this Agreement as provided in Section 4.1, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become null and void (other than this Section 4.2, Section 4.3 and Article VI, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Investor or the Company or their respective directors, officers and Affiliates in connection with this Agreement, except that no such termination shall relive any Party from liability for damages to any Party (a) resulting from fraud, or (b) for any breach of this Agreement occurring prior to termination. Each Party’s right under this Agreement or otherwise, and the exercise of a Party’s right of termination will not constitute an election of remedies.

Section 4.3        Survival. All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. All representations and warranties contained in this Agreement (including the schedules and the certificates delivered pursuant hereto) will survive the Closing Date until the date that is eighteen (18) months after the Closing Date; provided that the Company Fundamental Warranties and the Investor Fundamental Warranties shall survive the Closing for three (3) years following the Closing Date; provided further that nothing herein shall relieve any party of liability for any inaccuracy or breach of such representation or warranty to the extent that any good faith allegation of such inaccuracy or breach is made in writing prior to such expiration by a Person entitled to make such claim pursuant to the terms and conditions of this Agreement. For the avoidance of doubt, claims may be made with respect to the breach of any representation, warranty or covenant until the applicable survival period therefor as described above expires.

Article V
INDEMNITY

Section 5.1         Indemnification.

(a)            From and after the Closing, the Company (the “Company Indemnifying Party”) shall indemnify each Investor, its Affiliates, and its and its Affiliates’ members, partners, managers, directors, officers, employees, advisors, shareholders, representatives and agents (each, an “Investor Indemnified Party”) against, and shall hold each Investor Indemnified Party harmless from and against, any and all losses, liabilities, damages, claims, proceedings, costs and expenses (including reasonable attorney’s fees in connection with any investigation or defense of a claim indemnifiable under this Article V) (collectively, “Losses”) incurred or sustained by, or imposed upon, such Investor Indemnified Party based upon, arising out of, with respect to or by reason of:

(i)            any breach or violation of, or inaccuracy in, any representation or warranty respectively made by the Company Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents to which the Company is a party (for the avoidance of doubt, materiality standards or qualifications, qualifications by reference to the defined term of “Material Adverse Effect” and other similar qualifications shall not be taken into account in determining the amount of any Losses);

(ii)           any breach or violation of, or failure to perform, any covenants or agreements or obligations respectively made by or on behalf of, or to be performed by, the Company Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents to which the Company is a party; or

(iii)          the Potential Shareholders Class Action to the extent that the amount of the Losses, arising out of, with respect to or by reason of such actions are not covered by the Company’s current insurance.

(b)           From and after the Closing, the Investors (each, an “Investor Indemnifying Party”) shall jointly and severally indemnify the Company, the other Group Companies, and its and their respective members, partners, managers, directors, officers, employees, advisors, shareholders, representatives and agents (each, a “Company Indemnified Party”) against, and shall hold each Company Indemnified Party harmless from and against, any and all Losses incurred or sustained by, or imposed upon, such Company Indemnified Party based upon, arising out of, with respect to or by reason of:

(i)            any breach or violation of, or inaccuracy in, any representation or warranty respectively made by the Investor Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents (for the avoidance of doubt, materiality standards or qualifications, qualifications by reference to the defined term of “Material Adverse Effect” and other similar qualifications shall not be taken into account in determining the amount of any Losses); or

(ii)           any breach or violation of, or failure to perform, any covenants or agreements or obligations respectively made by or on behalf of, or to be performed by, the Investor Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents.

Section 5.2         Certain Limitations.

(a)        Each applicable Indemnifying Party shall have no liability to its corresponding Indemnified Party under Section 5.1(a) or Section 5.1(b) (as the case may be) in respect of any individual claim or series of related claims arising from the same or substantially similar facts or circumstances if the amount of the Losses suffered or incurred by such Indemnified Party in respect of such individual claim or series of related claims are less than 0.1% of the Purchase Price; provided that the limitation on such Indemnifying Party’s indemnification obligations under this Section 5.2(a) shall not apply to any breach of covenant, any breach of the Company Fundamental Warranties or the Investor Fundamental Warranties (as the case may be) or in respect of the Company Indemnifying Party, Losses suffered as a result of the Potential Shareholders Class Action.

(b)        Each applicable Indemnifying Party shall have no liability to its corresponding Indemnified Party under Section 5.1(a) or Section 5.1(b) (as the case may be) unless and until the aggregate amount of the Losses suffered or incurred by such Indemnified Party (excluding any Losses excluded pursuant to Section 5.2(a)) exceeds 1% of the Purchase Price, in which case such Indemnifying Party shall be fully liable to such other Indemnified Party of the Losses; provided that the limitation on such Indemnifying Party’s indemnification obligations under this Section 5.2(b) shall not apply to any breach of covenant, any breach of the Company Fundamental Warranties or the Investor Fundamental Warranties (as the case may be) or in respect of the Company Indemnifying Party, Losses suffered as a result of the Potential Shareholders Class Action.

(c)        (i) The maximum aggregate liability of the Company Indemnifying Parties to the Investor Indemnified Parties under Section 5.1(a) shall be an amount equal to 100% of the Purchase Price actually paid by the Investors at the Closing (the “Indemnity Cap”), and (ii) the maximum aggregate liability of the Investor Indemnifying Parties to the Company Indemnified Parties under Section 5.1(b) shall not exceed the Indemnity Cap.

(d)        The amount of any Losses payable under Section 5.1(a) or Section 5.1(b) shall be reduced (but not below zero) by the amount of any tax benefit realized by or available to the Indemnified Party (which, in the case of a Company Indemnified Party, shall include any tax benefit realized by or available to the Group) that is attributable to any deduction, loss, credit or other tax benefit resulting from or arising out of the incurrence or payment of such Loss (with such tax benefit measured on a with-and-without basis and treating any such deduction, loss, credit or other tax benefit as the first item claimed for any taxable year).

(e)        Notwithstanding anything to the contrary in this Section 5.2, none of the limitations on liability in this Section 5.2 shall limit any Indemnifying Party’s liability in the event of fraud on the part of such other Indemnifying Party.

Section 5.3         Indemnification Procedures.

(a)        Any Indemnified Party seeking indemnification under this Article V shall give written notice (a “Claim Notice”) to its corresponding Indemnifying Party. The Claim Notice shall include a description in reasonable detail of (a) the basis for, and nature of, such claim, including the facts constituting the basis for such claim, and (b) if practicable and to the extent known, the estimated amount of Losses that have been or will be sustained by the Indemnified Party in connection with such claim (on a without prejudice basis). Neither a defect in the information contained in the Claim Notice nor a failure to timely deliver such notice shall affect the rights of any Indemnified Party unless and to the extent such defect or failure has actually prejudiced the corresponding Indemnifying Party in respect of its ability to maintain a defense of or mitigate such claim or has resulted in an increase in its indemnification obligations.

(b)        In the event of any claim, demand, action or proceeding asserted against any Indemnified Party by a third party with respect to which such Indemnified Party may claim indemnification under Section 5.1(a), Section 5.1(b), as the case may be or, in respect of an Investor Indemnified Party, under Section 3.5(d) (a “Third Party Claim”), such Indemnified Party shall give the applicable Indemnifying Party written notice as soon as reasonably practicable and in any event within ten (10) Business Days of receiving written notice of such Third Party Claim. Failure by such Indemnified Party to provide each such notice with respect to Third Party Claim within such time period shall not affect the rights of such Indemnified Party unless and to the extent that the applicable Indemnifying Party is actually prejudiced by such failure of the Indemnified Party in respect of its ability to maintain a defense of or mitigate such Third Party Claim. The Indemnifying Party shall notify such Indemnified Party within ten (10) Business Days after receipt of such notice as to whether the Indemnifying Party will assume the defense of such Third Party Claim (provided it shall not have such right in the event of any claim involves a criminal proceeding). If the Indemnifying Party assumes the defense of such Third Party Claim (in which case it shall also acknowledge that it would have an indemnity obligation for the Losses suffered by the Indemnified Party resulting from such Third Party Claim), (i) the Indemnified Party shall have the right to participate in such defense and to engage separate counsel of its own choosing at its own cost and expense and (ii) the Indemnifying Party shall not agree to any compromise or settlement to which such Indemnified Party has not consented to in writing (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or compromise includes only the payment of monetary damages which shall be paid by such Indemnifying Party (subject to the limitations herein) and includes an unconditional release of such Indemnified Party from all liability in respect of such Third Party Claim. If requested by the Indemnifying Party, such Indemnified Party will, at the cost and expense of such Indemnifying Party (which cost and expense shall be deemed Losses for purposes of applying the applicable Indemnity Cap), provide reasonable cooperation to the Indemnifying Party in defending such Third Party Claim (provided that nothing in the foregoing shall oblige such Indemnified Party in providing or furnishing any information that constitutes attorney-client or similar privilege). If the Indemnifying Party elects not to assume the defense of such Third Party Claim, the Indemnified Party may assume the defense thereof at the expense of the Indemnifying Party; provided that the Indemnified Party shall not agree to any compromise or settlement to which the Indemnifying Party has not consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or compromise includes only an unconditional release of such Indemnified Party from all liabilities and obligations in respect of such Third Party Claim.

(c)        Any amount of Losses payable under Section 5.1(a) by the Company Indemnifying Party and subject to Section 5.2 shall be settled as soon as practicable and in any event by such date as agreed by the Investor Indemnified Parties and the Company Indemnifying Party (or in the event any disputes in relation thereof has been referred to and resolved pursuant to Section 6.1(b), by such date as the arbitration tribunal may determine) (the “Due Date”) and the Company Indemnifying Party hereby agrees that in the event any such Losses have not been settled in full by the Due Date, an interest at a simple rate of ten percent (10%) per annum shall apply to any outstanding amount of Losses for the period beginning on (and including) the Due Date and until such outstanding amount of Losses has been paid in full (it being understood that such additional interest rate applicable hereunder is the result of bona fide discussions between Parties and shall not be considered a penalty under applicable Laws).

Article VI
MISCELLANEOUS

Section 6.1         Governing Law.

(a)           This Agreement shall be governed and interpreted in accordance with the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b)           Any disputes, actions and proceedings against any party hereto or arising out of, or in any way relating to, this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6.1(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 6.2         Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties.

Section 6.3         Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, the Investors, the Company, and their respective heirs, successors and permitted assigns.

Section 6.4         Assignment. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by the Company or the Investors without the prior written consent of the other Party, except that each Investor may assign all or any part of its rights and obligations hereunder to any Permitted Transferees of such Investor without the prior written consent of the Company so long as (i) the assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned and (ii) a prior written notice of such assignment is given to the Company. Any purported assignment in violation of the foregoing sentence shall be null and void.

Section 6.5         Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of actual delivery if delivered personally to the Party hereto to whom notice is to be given, on the date sent if sent by telecopier, tested telex or prepaid telegram, when sent if sent by e-mail, on the next Business Day following delivery to properly addressed or on the day of attempted delivery internationally recognized courier with postage paid and properly addressed as follows:

If to the Company, at:	Address: Guanjie Building, Southeast 1st Floor,
10# Jiuxianqiao East Road
Chaoyang District, Beijing, 100016
Attn: [**]
Email: [**]

with a copy (which shall not constitute notice) to:

Shearman & Sterling
21st Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Attention: [**]
Email: [**]

If to the Investors, at:	Address: 38/F, The Centre,
99 Queen’s Road Central,
Central, Hong Kong
Attn: [**]
Email: [**]

with a copy (which shall not constitute notice) to:

White & Case
16th Floor, York House
The Landmark
15 Queen’s Road Central
Central, Hong Kong Attention: [**] Email: [**]

Any Party hereto may change its address for purposes of this Section 6.5 by giving the other Party written notice of the new address in the manner set forth above.

Section 6.6         Entire Agreement. This Agreement constitutes the entire understanding and agreement between the Parties with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

Section 6.7         Severability. If any provisions of this Agreement shall be adjudicated to be illegal, invalid or unenforceable in any action or proceeding whether in its entirety or in any portion, then such provision shall be deemed amended, if possible, or deleted, as the case may be, from the Agreement in order to render the remainder of the Agreement and any provision thereof both valid and enforceable, and all other provisions hereof shall be given effect separately therefrom and shall not be affected thereby.

Section 6.8        Adjustments in Share Numbers and Prices. In the event of any share subdivision, dividend or distribution payable in Class A Ordinary Shares (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly Class A Ordinary Shares), combination or other similar recapitalization or event occurring after the date hereof and prior to Closing, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

Section 6.9        Fees and Expenses. Except as otherwise provided in this Agreement, the Company and the Investors shall bear their respective expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including fees and expenses of attorneys, accountants, consultants and financial advisors, whether or not the Closing has occurred.

Section 6.10      Confidentiality. Each Party hereto shall keep in confidence, and shall not use (except for the purposes of the transactions contemplated hereby) or disclose, any non-public information disclosed to it or its affiliates, representatives or agents in connection with this Agreement and the other Transaction Documents or the transactions contemplated hereby and thereby, except that the confidentiality obligations will not apply to: (a) information which was known to one Party or its Affiliates, representatives or agents prior to receipt from the Company, on the one hand, or the Investors, on the other hand, as applicable; (b) information which is or becomes generally known to the public without breach of this Agreement, any other Transaction Documents; (c) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; and (d) any disclosure to a third party required by governmental, legal or regulatory authorities or bodies having jurisdiction over any Party or any binding judgment, order or requirement imposed by those authorities or bodies, or pursuant to any applicable Laws or stock exchange rules including, for the avoidance of doubt, disclosure for the purposes of and in connection with PRC Anti-Monopoly Clearance, beneficial ownership reporting or CSRC filings. Each Party hereto shall ensure that its Affiliates, representatives and agents keep in confidence, and do not use (except for the purposes of the transactions contemplated hereby) or disclose, any such non-public information.

Section 6.11      Description of the Investors and the Company.

(a)            The Investors and the Company hereby consent and undertake to use commercially reasonable efforts to reasonably promptly provide necessary information to each other about the Investors or the Company (as the case may be) (the “Investors Description” or “Company Description”, as the case may be) to be used solely in SEC filings or other filings made to the relevant stock exchange in each case as may be required by applicable Laws, and hereby acknowledge that the Investors Description or the Company Description (as the case may be) will be true and accurate in all material respects and will not be misleading in any material respect.

(b)            The Investors and the Company hereby agree and consent to the use of and references to their respective name, the inclusion of Investors Description and the Company Description (as the case may be), the disclosure of the transactions contemplated under this Agreement and the other Transaction Documents and the filing of this Agreement and the other Transaction Documents as an exhibit to the SEC filings or other filings made to the relevant stock exchange made in each case as may be required by applicable Laws, marketing materials and other publicity materials.

(c)            The Investors and the Company acknowledge that they will rely upon the truth and accuracy of the Investors Description and the Company Description (as the case may be), and agree to notify each other reasonably promptly in writing upon it becoming aware of any of the content contained therein ceases to be accurate and complete or becomes misleading in any material respect.

Section 6.12      Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 6.13      Headings. The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

Section 6.14      Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

Section 6.15      No Third Party Beneficiaries.

(a)           The Parties acknowledge and agree that the provisions of Section 3.6(a), Section 3.6(c) and Section 5.1(b)(ii) (including the limitations and indemnification procedures applicable to an Indemnifying Party in Section 5.2 and Section 5.3) are also for the benefit of the Founder Parties. These provisions may be enforced by the Founder Parties directly against the Investors. For the avoidance of doubt, the Investors shall only be liable to pay once the Losses suffered by the Company Indemnifying Parties arising out of or in connection with a breach under Section 3.6(a) and no double or multiple recovery of Losses arising out of the same breach shall be permitted, regardless of whether the related provisions are being enforced by the Company or the Founder Parties.

(b)           Without prejudice to Section 6.15(a), no provision of this Agreement shall confer upon any Person other than the Parties and their permitted assigns any rights or remedies hereunder; provided that Section 6.16 shall be for the benefit of and fully enforceable by each of the Non-Recourse Parties (as defined below).

Section 6.16      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement, or the transactions contemplated hereby may only be brought against the entities that are expressly named as the Parties and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, employee, incorporator, member, partners, stockholder, Affiliate, agent, attorney, advisor or representative of any party hereto (collectively, the “Non-Recourse Parties”) shall have any liability for any obligations or liabilities of any Party or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Each of the Non-Recourse Parties are intended third party beneficiaries of this Section 6.16.

Section 6.17      Extension of Time, Waiver, Etc. The Company and the Investors may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party, or (c) waive compliance by the other Party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company or the Investors in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Article VII
DEFINITIONS

Section 7.1        Definitions.

(a)            For purposes of this Agreement, the following defined terms shall have the following meanings:

“2020 Investment Agreement” means the Investment Agreement dated as of June 22, 2020 among the Company, VECTOR HOLDCO PTE. LTD., BTO VECTOR FUND ESC (CYM) L.P. and BTO VECTOR FUND FD (CYM) L.P., and solely with respect to certain sections thereof, BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

“2020 Registration Rights Agreement” means the Registration Right Agreement dated as of June 22, 2020 among the Company, VECTOR HOLDCO PTE. LTD., BTO VECTOR FUND ESC (CYM) L.P. and BTO VECTOR FUND FD (CYM) L.P., and solely with respect to certain sections thereof, BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

“2022 Investment Agreement” means the Investment Agreement dated as of January 28, 2022 among the Company, VECTOR HOLDCO PTE. LTD. and BTO VECTOR FUND FD (CYM) L.P., and solely with respect to certain sections thereof, BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

“2022 Registration Rights Agreement” means the Registration Right Agreement dated as of January 28, 2022 among the Company, VECTOR HOLDCO PTE. LTD. and BTO VECTOR FUND FD (CYM) L.P., and solely with respect to certain sections thereof, BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

“2026 Convertible Notes” means the convertible senior notes issued by the Company in the aggregate principal amount of US$600,000,000 pursuant to the 2026 Indenture.

“2026 Indenture” means the indenture dated January 26, 2021 by and between the Company and Citicorp International Limited, as trustee.

“2027 Convertible Notes” means the convertible promissory notes issued by the Company in the aggregate principal amount of US$250,000,000 pursuant to the 2022 Investment Agreements.

“ADSs” means American depository shares of the Company, each representing six (or such other number as applicable at the relevant time) Class A Ordinary Shares.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, that the Company and the other Group Companies shall not be deemed to be Affiliates of any Investor or any of an Investor’s Affiliates. For the avoidance of doubt, the Affiliates of an Investor shall only include (i) such Investor’s controlled subsidiaries, investment funds and investment vehicles, (ii) SDHG and its controlled subsidiaries, investment funds and investment vehicles, and (iii) Shandong Hi-Speed Group and its controlled subsidiaries, investment funds and investment vehicles.

“Board” means the Board of Directors of the Company.

“Bona Fide Financing” means indebtedness for borrowed money or similar financing incurred by the Investors or their respective Affiliates with or from a bona fide third party that is negotiated at an arms’-length basis, including but not limited to in the form of loans or repurchase transactions, and which may or may not be secured.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the State of New York, PRC, Hong Kong or the Cayman Islands are authorized or required by Law to be closed.

“Change of Control” means the occurrence of any of the following events:

(i)	any person, entity or “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), other than, the Founder and the Investors and their respective Affiliates, becomes a “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of either: (A) 35% or more of the then-outstanding Ordinary Shares; or (B) securities of the Company representing 35% or more of the combined voting power of the Company’s then-outstanding Equity Securities eligible to vote for the election of directors;

(ii)	the failure of the Incumbent Directors to constitute at least a majority of the Board; for this purpose, “Incumbent Directors” means (A) any individual who is a director at the beginning of any consecutive 12-month period or (B) any other individual whose election or nomination for election was approved by a vote of at least a majority of the directors meeting the requirements of clause (A); provided, however, that such individual is not initially elected or nominated as a director as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board;

(iii)	a direct or indirect sale, transfer or other kinds of disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company; or

(iv)	the Founder (A) ceases to hold at least 10% of the total voting power represented by the outstanding voting securities of the Company (or any other successor or similar entity if applicable) (for the purposes of calculating the total voting power held by the Founder hereunder, such voting power exercisable by the Founder directly or indirectly through voting or similar agreement or arrangement including that under the Voting and Consortium Agreement shall be disregarded) and any Class C Ordinary Shares; or (B) is no longer a member of the Board, including where the Founder has resigned from, or been removed from the Board by the Board or the Company’s shareholders.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, with a par value of US$0.00001 each.

“Class B Ordinary Shares” means the Class B ordinary shares of the Company, with a par value of US$0.00001 each.

“Class C Ordinary Shares” means the Class C ordinary shares of the Company, with a par value of US$0.00001 each.

“Class D Ordinary Shares” means the Class D ordinary shares of the Company, with a par value of US$0.00001 each.

“Company Bank Account” means a bank account to be designated by the Company in writing which shall be delivered to the Investors by no less than five (5) Business Days prior to the Closing Date.

“Company Default” means a change, circumstance or event that (i) would accelerate the Company’s debt repayment obligations or (ii) would result in early redemption of the Company’s securities or additional or contingent payment or borrowing obligation, in cash or securities, under the Company’s contracts or for the purposes of obtaining a consent or waiver from the counterparty thereof.

“Company Fundamental Warranties” means, collectively, the representations and warranties of the Company in Section 2.1(a), Section 2.1(b), Section 2.1(c), Section 2.1(d), Section 2.1(e), Section 2.1(f), Section 2.1(g) and Section 2.1(s).

“Company IT Systems” means software, firmware, hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer and information technology systems, platforms and networks, and information contained therein or transmitted thereby, in each case, owned, licensed, or used by any Group Company.

“Company Lease” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any other Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any such Group Company thereunder.

“Company Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each plan, program, policy, contract, agreement or other arrangement that is (i) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (ii) an employment, individual consulting, severance, retention or other similar agreement, or (iii) a bonus, incentive, deferred compensation, profit-sharing, retirement, retiree or post-termination, health, welfare, social insurance (including pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance), housing funds, overtime working pay, vacation, severance or termination pay, or fringe-benefit or any other benefit or compensation plan, program, policy, contract, agreement or arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of the other Group Companies or to which the Company or any of the other Group Companies contributes or is obligated to contribute to, or has or may have any current or contingent liability or obligation, other than any plan, program, policy, contract, agreement or arrangement sponsored and administered by a Governmental Authority.

“Company PSUs” means performance vesting restricted stock units of the Company granted pursuant to the Company Stock Plans.

“Company RSUs” means service vesting awards of restricted stock units of the Company granted pursuant to the Company Stock Plans.

“Company Stock Options” means options to purchase Class A Ordinary Shares granted pursuant to the Company Stock Plans.

“Company Stock Plans” means the Company’s (i) 2010 Share Incentive Plan, as amended on July 6, 2012, (ii) 2014 Share Incentive Plan, as amended on December 22, 2017, and (iii) 2020 Share Incentive Plan, as adopted on May 13, 2020.

“Competitors” means any person identified on Schedule 2 hereto, as well as their respective Affiliates. Schedule 2 hereto may be updated by the Company, acting reasonably, and following good faith discussions with the Investors, no more than once per year within two (2) months from each anniversary of the date hereof; provided that (x) any new Person added to Schedule 2 hereto shall be at the time of such update one of the ten (10) largest (by either sales or assets) operators in the internet data center service market in the PRC; and (y) the number of Persons identified on Schedule 2 hereto shall not include more than ten (10) Competitors.

“Confidentiality Agreement” means the letter agreement dated June 30, 2023 between 21Vianet Group, Inc. and China Shandong Hi-Speed Capital (HK) Limited.

“Control” or “control” (including, with its correlative meanings, “controlled by” and “under common control with”) of a given Person shall mean the possession, directly or indirectly, of the power or authority, whether exercised or not, to direct or cause the direction of the business, management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or analogous governing body) of such Person.

“CSRC” means the China Securities Regulatory Commission and its competent local counterparts.

“CSRC Measures” means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (境内企业境外发行证券和上市管理试行办法) and five supporting guidelines issued by CSRC on February 17, 2023.

“Data Security Requirements” means, collectively, all of the following to the extent relating to confidential or sensitive information, personally identifiable information, personal data, or other protected information relating to individuals or natural persons or otherwise relating to privacy, security, or security breach notification requirements and applicable to any Group Company: (i) each Group Company’s own rules, policies, and procedures (whether physical or technical in nature, or otherwise), (ii) all applicable Laws and all industry standards in any relevant jurisdiction applicable to the business of each Group Company (including the General Data Protection Regulation (EU) 2016/679 and the Privacy and Electronic Communications (EC Directive) Regulations 2003, or any other Laws which implement any other current or future legal act of the European Union concerning the protection and processing of personal data and any national implementing or successor legislation), and (iii) agreements any Group Company has entered into or by which it is bound.

“Disclosed in Filed SEC Reports” means disclosed in any Filed SEC Document, other than any forward-looking statements (within the meaning of the Securities Act or the Exchange Act) and any disclosure of non-specific risks faced by the Company to the extent that they are cautionary, predictive or forward-looking in nature.

“Disclosure Schedule” means the disclosure schedule attached hereto as Exhibit A.

“Equity Securities” means, with respect to any Person, any shares or other voting or equity securities of such Person, securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for such shares or securities, and any rights, options or warrants to acquire such shares or securities. For the avoidance of doubt, Equity Securities of the Company shall include Ordinary Shares, ADSs, depositary receipts or similar instruments issued in respect of Ordinary Shares, Preferred Shares, 2026 Convertible Notes and 2027 Convertible Notes, and any other Equity Securities to be issued by the Company in the future.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Filed SEC Documents” means any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC prior to the date hereof and publicly available as of the date hereof.

“Financing Documents” means all documents in connection with the Bona Fide Financing.

“Founder” means Mr. CHEN Sheng, the founder and an executive director of the Company and the chairman of the Board.

“Founder Parties” means, collectively, (1) Founder, (2) Personal Group Limited, a British Virgin Islands company, (3) Fast Horse Technology Limited, a British Virgin Islands company, (4) Sunrise Corporate Holding Ltd., a British Virgin Islands company, and (4) GenTao Capital Limited, a British Virgin Islands company, and a “Founder Party” means any of them.

“GAAP” means generally accepted accounting principles in the U.S., consistently applied.

“Governmental Authority” means any transnational or supranational, domestic or foreign federal, national, state, provincial, local or municipal governmental, regulatory, judicial or administrative authority, department, court, arbitral body (public or private), agency or official, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof or any stock exchange or other self-regulatory organization; and any entity or enterprise owned or controlled by a government.

“Group Company” means each of the Company and its current and future Subsidiaries and consolidated affiliated entities, and the “Group” refers to all the Group Companies collectively.

“Indebtedness” of any Person means, without duplication:

(i)	all indebtedness for borrowed money;

(ii)	all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business);

(iii)	all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments;

(iv)	all obligations evidenced by notes, bonds, debentures, loan stock or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses;

(v)	all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property);

(vi)	all monetary obligations under any leasing or hire purchase or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a finance or capital lease;

(vii)	any amount raised by acceptance under any acceptance credit facility;

(viii)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(ix)	any amount raised under any other financing transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(x)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than guarantees provided in the usual and ordinary course of business;

(xi)	all indebtedness referred to in clauses (i) through (x) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness; and

(xii)	all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (xii) above. For purposes hereof, “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Intellectual Property” means patents, patent applications, patent rights, licenses, inventions, copyrights, trade secrets, know-how, and other unpatented and/or unpatentable proprietary or confidential information, systems and procedures, trademarks, service marks, trade names, designs, logos, domain names, rights to social media accounts, together with goodwill associated with any of the foregoing, software (including source code and object code), data, databases, and related documentation, registrations and applications for any of the foregoing, and other intellectual property, industrial property and proprietary rights in any jurisdiction.

“Investor Fundamental Warranties” means, collectively, the representations and warranties of the Investor in Section 2.2(a), Section 2.2(b), Section 2.2(c), Section 2.2(d), Section 2.2(e) and Section 2.2(i).

“Investor Material Adverse Effect” means, with respect to each Investor, any effect, change, event or occurrence that would prevent or materially delay the consummation by such Investor of any of the Transactions on a timely basis.

“Investor Rights Agreement” means that certain Investor Rights Agreement to be entered into by the Company and each Investor, the form of which is set forth as Exhibit B hereto.

“Judgment” means any order, judgment, injunction, ruling, penalties, fines, writ or decree of any Governmental Authority.

“Knowledge” means, with respect to the Company, the actual knowledge of the Company’s executive chairman, its Chief Executive Officer, its Chief Financial Officer and its General Counsel, in each case after reasonable inquiry.

“Law” or “Laws” means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended.

“Leased Real Property” means all right, title and interest of the Company and the other Group Companies to any leasehold interests in any real property, together with all buildings, structures, improvements and fixtures thereon.

“Liens” means (i) any mortgage, charge, pledge, lien, hypothecation, deed of trust, title retention, title defect, security interest, encumbrance or other third-party rights of any kind securing or conferring any priority of payment in respect of any obligation of any Person, any other restriction or limitation, (ii) any easement or covenant granting a right of use or occupancy to any Person, (iii) any proxy, power of attorney, voting trust agreement, interest, license, covenant not to sue, option, right of first offer, right of pre-emptive negotiation, or refusal or transfer restriction in favor of any Person, and (iv) any adverse claim as to title, possession, or use, and includes any agreement or arrangement for any of the same.

“Listing Rules” means the applicable rules and regulations of the NASDAQ.

“Listing Rules of HKEx” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“Long Stop Date” means January 15, 2024 or in the event where the PRC Anti-Monopoly Clearance has not been obtained by January 15, 2024, January 30, 2024, or such later date as may be extended by mutual agreement in writing among the Parties.

“M&AA” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on March 31, 2011 and effective on April 27, 2011 and amended by ordinary resolutions dated May 29, 2014 (and as further amended, restated, supplemented or otherwise modified from time to time).

“Material Adverse Effect” means

(i)	any event, occurrence, fact, condition, change or development, individually or together with other events, occurrences, facts, conditions, changes or developments that, has had or could reasonably be expected to have a material adverse effect on (a) the business, operations, condition (financial or otherwise), affairs, properties, employees, liabilities, assets or results of operation of the Group, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement and to timely perform its material obligations hereunder and under the other Transaction Documents to which the Company is a party; or

(ii)	any change in or amendment to the Laws, regulations and rules of the PRC or the official interpretation or official application thereof (a “Change in Law”) that results in, or could reasonably be expected to result in, (a) the Group (as in existence immediately subsequent to such Change in Law), as a whole, being legally prohibited from operating substantially all of the business operations conducted by the Group (as in existence immediately prior to such Change in Law) as of the last date of the period described in the Company’s consolidated financial statements for the most recent fiscal quarter, and (b) the Company being unable to continue to derive substantially all of the economic benefits from the business operations conducted by the Group (as in existence immediately prior to such Change in Law) in the same manner as reflected in the Company’s consolidated financial statements for the most recent fiscal quarter;

provided, however, that for purposes of clause (i)(a) above, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the business of the Company or any Group Company arising from (1) economic changes generally affecting the industry in which the Group operates (provided in each case that such changes do not have a unique or materially disproportionate impact on the business of the Group compared to any other companies that operate in the industry or market in which the Group operates), (2) the execution, announcement or disclosure of this Agreement or the pendency or consummation of the transactions contemplated hereunder, (3) changes after the date of this Agreement in applicable Laws (provided that such changes do not have a unique or materially disproportionate impact on the business of the Group compared to any other companies that operate in the industry or market in which the Group operates), (4) changes in national or international political or social conditions generally affecting the industry in which the Group operates including any engagement in hostilities or the occurrence of any military or terrorist attack or civil unrest (provided that such changes do not have a unique or materially disproportionate impact on the business of the Group compared to any other companies that operate in the industry or market in which the Group operates), or (5) earthquakes, hurricanes, floods or other natural disasters.

“Material Subsidiaries” means such Subsidiaries that are from time to time considered as “significant subsidiaries” of the Company under Rule 1-02(w) of Regulation S-X under the Exchange Act.

“NASDAQ” means the NASDAQ Global Select Market and/or Global Market.

“Ordinary Shares” means, collectively, the Class A Ordinary Shares, the Class B Ordinary Shares, the Class C Ordinary Shares and the Class D Ordinary Shares.

“Permitted Liens” means:

(i)	statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, in each case, for which adequate reserves are maintained on the consolidated financing statements included in the Company SEC Documents filed prior to the date hereof in accordance with GAAP;

(ii)	mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith;

(iii)	pledges or deposits by the Company or any of the other Group Companies under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or deposits to secure public or statutory obligations of such entity;

(iv)	non-exclusive licenses to Intellectual Property granted to third parties in the ordinary course of business by the Company or any of the other Group Companies;

(v)	transfer restrictions imposed by applicable securities or other Law;

(vi)	easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business and which, individually or in the aggregate, would not reasonably be expected to materially impair the use and operation of the applicable real property to which they relate in the conduct of the business of the Group as currently conducted; and

(vii)	applicable zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, none of which materially detracts from the value of or materially and adversely interferes with the present use of such real property.

“Permitted Transferee” means, with respect to each Investor, (i) any Affiliate of such Investor; and (ii) any successor entity of such Investor or any of the foregoing.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, branch office, representative office, unincorporated organization or any other entity, including a Governmental Authority.

“PRC” means the People’s Republic of China, excluding for purposes of this Agreement only, Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan.

“PRC Anti-Monopoly Laws” means the Anti-Monopoly Law of the PRC, effective as of August 1, 2008, as amended or restated from time to time.

“Preferred Shares” means collectively Series A Preferred Shares and the Series A-1 Preferred Shares.

“SAMR” means the State Administration for Market Regulation of the PRC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the regulations promulgated thereunder.

“SASAC” means the State-owned Assets Supervision and the Administration Commission of the State Council of the PRC and its competent local counterparts.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Sarbanes-Oxley Act, the Exchange Act, the Listing Rules, or any listing agreement with the NASDAQ and any other applicable law regulating securities or takeover matters.

“Series A Preferred Shares” means Series A perpetual convertible preferred shares of the Company, with a par value of US$0.00001 each.

“Series A-1 Preferred Shares” means Series A-1 perpetual convertible preferred shares of the Company, with a par value of US$0.00001 each.

“Shandong Hi-Speed Group” means Shandong Hi-Speed Group Co., Ltd. (山东高速集团有限公司), a company established in the PRC with limited liability and an indirect controlling shareholder of SDHG.

“Subsidiary” means, with respect to any given Person, any other Person that is controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards (each, a “VIE” and collectively, the “VIEs”) and any Subsidiary of such VIEs.

“Tax” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges of any kind whatsoever (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security or social insurance, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, turnover, resource, special purpose or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges, together with any interest or penalty, in addition to tax or additional amount imposed by any Governmental Authority.

“Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

“Transaction Documents” means this Agreement, the Investor Rights Agreement, the Voting and Consortium Agreement, the Confidentiality Agreement and all other documents, certificates or agreements executed in connection with the transactions contemplated by this Agreement, the Investor Rights Agreement and the Voting and Consortium Agreement.

“Transactions” means the transactions expressly contemplated by this Agreement and the other Transaction Documents.

“Transfer” by any Person means to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of or transfer (by the operation of Law or otherwise), directly or indirectly, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by the operation of Law or otherwise); provided, that, notwithstanding anything to the contrary herein, a Transfer shall not include (i) a transfer of any Equity Securities (publicly listed or otherwise) of SDHG, Shandong Hi-Speed Group or their respective shareholder or subsidiary (other than the Investors) for so long as such transfer does not result in a change in Control of the foregoing entities, (ii) a transfer (other than by the Investors) as may be required by the SASAC, or (iii) such other transfers that shall not be regarded as a Transfer as may be from time to time agreed between the Parties (and it is agreed that any arrangement, agreement or understanding referred to in the foregoing the completion of which is conditional on the Company’s consent having been obtained shall not be deemed a Transfer).

“U.S.” means the United States.

“Vector Investors” means, collectively, VECTOR HOLDCO PTE. LTD., BTO VECTOR FUND ESC (CYM) L.P., BTO VECTOR FUND FD (CYM) L.P., and BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD (CAYMAN) – NQ L.P.

“VIE Documents” means the documents described or summarized in the Company SEC Documents and/or filed as an exhibit to the Company SEC Documents that entitle the assets and financial results of the Company’s VIEs to be consolidated with the assets and financial results of the Company, and a “VIE Document” refers to each of them.

“Voting and Consortium Agreement” means that certain Voting and Consortium Agreement to be entered into by each Investor and the Founder Parties.

(b)            In addition to the terms defined in Section 7.1(a), the following terms have the meanings assigned thereto in the Sections set forth below:

Term	Section
“Action”	Section 2.1(j)
“Agreement”	Preamble
“Anti-Money Laundering Laws”	Section 2.1(w)(i)
“Arbitrator”	Section 6.1(b)

Term	Section
“Bankruptcy and Equity Exception”	Section 2.1(c)
“Capitalization Date”	Section 2.1(d)(i)(A)
“Claim Notice”	Section 5.3
“Closing”	Section 1.2(a)
“Closing Date”	Section 1.2(a)
“Company”	Preamble
“Company Description”	Section 6.11(a)
“Company Indemnified Party”	Section 5.1(b)
“Company Indemnifying Party”	Section 5.1(a)
“Company SEC Documents”	Section 2.1(h)(i)
“Company Securities”	Section 2.1(d)(ii)(C)
“Contract”	Section 2.1(f)
“Covered Person”	Section 2.1(w)(ii)
“CSRC Filing”	Section 3.4(a)
“Due Date”	Section 5.3(c)
“Enforcement Notice”	Section 3.6(c)(i)
“Environmental Laws”	Section 2.1(p)(i)
“Exchange Act”	Recitals
“Government Official”	Section 2.1(w)(iii)
“HKIAC”	Section 6.1(b)
“Indemnity Cap”	Section 5.2(c)
“Insolvent”	Section 2.1(aa)
“Interim Period”	Section 3.5(a)

Term	Section
“Investor” and “Invesrtors”	Preamble
“Investor A”	Preamble
“Investor B”	Preamble
“Investor Indemnified Party”	Section 5.1(a)
“Investor Indemnifying Party”	Section 5.1(b)
“Investors Description”	Section 6.11(a)
“Lender”	Section 3.6(c)
“Lock-Up Period”	Section 3.6(a)
“Losses”	Section 5.1(a)
“Major Shareholder Parties”	Section 2.1(z)
“Material Contracts”	Section 2.1(l)(i)
“Non-Recourse Parties”	Section 6.16
“OFAC”	Section 2.1(w)(ii)
“Owned Real Property”	Section 2.1(q)(i)
“Party” and “Parties”	Preamble
“Permits”	Section 2.1(k)(ii)
“Potential Shareholders Class Action”	Section 2.1(j)
“PRC Anti-Monopoly Clearance”	Section 1.3(a)(ii)
“Purchase Price”	Section 1.1
“Purchased Shares”	Section 1.1
“Regulation S”	Recitals
“Relevant Shares”	Section 3.5(a)
“Restraints”	Section 1.3(a)(iv)

Term	Section
“ROFO Notice”	Section 3.6(c)(i)
“ROFO Price”	Section 3.6(c)(i)
“ROFO Shares”	Section 3.6(c)(i)
“Rules”	Section 6.1(b)
“SDHG”	Recitals
“Secured Shares”	Section 3.6(c)
“Security”	Section 3.6(c)
“Subsequent Issuance”	Section 3.6(c)(iii)
“Third Party Claim”	Section 5.3
“Vector Investors’ ROFO”	Section 1.3(a)(iii)

Section 7.2        Interpretation.

(a)            When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of, or a Schedule to, this Agreement unless otherwise indicated.

(b)           The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)            Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(d)           The words “hereof”, “herein”, “hereby”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless the context requires otherwise.

(e)           The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.

(f)            The terms “or”, “any” and “either” are not exclusive.

(g)           The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(h)           The word “will” shall be construed to have the same meaning and effect as the word “shall”.

(i)            All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(j)            Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(k)           Unless otherwise specifically indicated, all references to “dollars”, “US$” or “$” shall refer to the lawful money of the United States.

(l)            References to a Person are also to its permitted assigns and successors.

(m)          When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded (unless, otherwise required by Law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

(n)           The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

VNET GROUP, INC.

By:	/s/ Wang Qiyu
Name:	Wang Qiyu
Title:	Authorized Signatory

[Signature Page to the Investment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

SUCCESS FLOW INTERNATIONAL INVESTMENT LIMITED

By:	/s/ Liu Yao
Name:	Liu Yao
Title:	Authorized Signatory

[Signature Page to the Investment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

CHOICE FAITH GROUP HOLDINGS LIMITED

By:	/s/ Liu Yao
Name:	Liu Yao
Title:	Authorized Signatory

[Signature Page to the Investment Agreement]

SCHEDULE 1

Purchased Shares

Investor	Purchased Shares	Purchase Price
Investor A	455,296,932 Class A Ordinary Shares	US$209,300,000
Investor B	195,127,260 Class A Ordinary Shares	US$89,700,000
Total	650,424,192 Class A Ordinary Shares	US$299,000,000

SCHEDULE 2

List of Competitors

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EXHIBIT A

DISCLOSURE SCHEDULE

[**]

EXHIBIT B

FORM OF INVESTOR RIGHTS AGREEMENT

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